Exhibit 99.1

101 Ygnacio Plaza
OFFICE LEASE

TABLE OF CONTENTS

Paragraph   **Page Number**

101 Ygnacio Plaza
OFFICE LEASE

THIS LEASE is made as of April 27, 2007 by and between Landlord and Tenant.

WITNESSETH:

1. Terms and Definitions. For the purpose of this Lease, the following terms shall have the following definitions and meanings:

(a) Landlord: 101 Ygnacio Plaza Property, LLC

(b) Landlord's Address:

> SRS Development Company
> 101 Ygnacio Valley Road, Suite 303
> Walnut Creek, CA 94596

(c) Tenant: Heritage Bank of Commerce, a California corporation

(d) Tenant's Address for Notices:

> 150 Almaden Boulevard
> San Jose, CA 95113
> Attn: Thomas J. Kosmal - V.P. Central Services

(e) Building Address and Suite Number: 101 Ygnacio Valley Road, Ste. 100, Walnut Creek, CA 94596

(f) Floor(s) upon which the Premises are located : First

(g) Premises: Those certain premises defined in Subparagraph 2(a) hereinbelow.

(h) Approximate Rentable Square Feet within Premises: 3,723

(i) Term: Seven Lease Years.

(j) Parking 11 vehicle parking spaces.

(k) Leasehold Improvement Allowance: $37,230.00

(l) Leasehold Improvements. All work by Tenant to prepare the Premises for Occupancy pursuant to the Work Letter Agreement attached as Exhibit C.

(m) Possession Date: July 1, 2007
     Commencement Date: August 16, 2007

(n) Intentionally Omitted.

1

(o) Monthly Basic Rent	Annual Basic Rent	Monthly Basic Rent
August 16, 2007, through August 31, 2007		$6,341.11
September 1, 2007, through August 31, 2008	$147,430.80	$12,285.90
September 1, 2008, through August 31, 2009	$151,853.72	$12,654.48
September 1, 2009, through August 31, 2010	$156,409.34	$13,034.11
September 1, 2010, through August 31, 2011	$161,101.62	$13,425.13
September 1, 2011, through August 31, 2012	$165,934.66	$13,827.89
September 1, 2012, through August 31, 2013	$170,912.70	$14,242.73
September 1, 2013, through August 15, 2014	$176,040.09	$14,670.01

(p) Annual Operating Expense Allowance: Base Year shall be Calendar Year 2007 calculated assuming the Building is 95% occupied.

(q) Tenant's Percentage: 4.78% of Operating Expenses as shown in Paragraph 6(a)
Garage Parking Charge $ $360.00 per month

(r) Security Deposit: None

(s) Permitted Use : Banking and other related uses

(t) Brokers: CPS CORFAC International/Tri Commercial and R&D Commercial Properties

(u) Riders: Exhibits A through L inclusive, which Riders are attached to this Lease and are incorporated herein by this reference.

2. Premises and Common Areas Leased

(a) Landlord hereby leases to Tenant and Tenant hereby leases from Landlord the Premises contained within the suite designated in Paragraph 1 and outlined on the Floor Plan attached hereto and marked Exhibit "A" and incorporated herein by this reference, in that certain building which together with its related parking facilities is located at the address designated in Subparagraph l(e) above (said building and said parking facilities are herein together referred to as the "Building"), located on the parcel or parcels of real property (the "Site") outlined on the Site Plan attached hereto as Exhibit "B", and incorporated herein by this reference, said Premises being agreed for the purposes of this Lease to have an area approximately the number of rentable square feet designated in Subparagraph l(h) and being situated on the floor (s) designated in Subparagraph (f) above. The parties hereto agree that said letting and hiring is upon and subject to the terms, covenants and conditions herein set forth and Tenant covenants as a material part of the consideration for this Lease to keep and perform each and all of said terms, covenants and conditions by it to be kept and performed and that this Lease is made upon the condition of such performance.

(b) Tenant shall have the nonexclusive right to use in common with the other tenants in the Building and subject to the Rules and Regulations referred to in Paragraph 36 below, the following areas ("Common Areas") appurtenant to the Premises:

(i) The common entrances, lobbies, restrooms, elevators, stairways and accessways, loading docks, ramps, drives and platforms and any passageways and serviceways thereto, and the common pipes, conduits, wires and appurtenant equipment serving the Premises;

(ii) Loading and unloading areas, trash areas, roadways, sidewalks, walkways, parkways, driveways and landscaped areas appurtenant to the Building.

(c) Landlord reserves the right from time to time without unreasonable interference with Tenant's use:

(i) To install, use, maintain, repair and replace pipes, ducts, conduits, wires, and appurtenant meters and equipment for service to other parts of the Building above the ceiling surfaces, below the floor surfaces, within the walls and in the central core areas, and to relocate any pipes, ducts, conduits, wires and appurtenant meters and equipment included within the Premises which are located in the Premises or located elsewhere outside the Premises, and to expand the Building;

(ii) To make changes to the Common Areas, including, without limitation, changes in the location, size, shape, and number of driveways, entrances, parking spaces, parking areas, loading and unloading areas, ingress, egress, direction of traffic, landscaped areas, and walkways;

(iii) To close temporarily any of the Common Areas for maintenance purposes so long as reasonable access to the Premises remains available;

(iv) To designate other land outside the boundaries of the Building to be a part of the Common Areas;

(v) To add additional buildings and improvements to the Common Areas;

(vi) To use the Common Areas while engaged in making additional improvements, repairs or alterations to the Building, or any portion thereof;

(vii) To do and perform such other acts and make such other changes in, to or with respect to the Common Areas and Building as Landlord may, in the exercise of sound business judgment, deem to be appropriate.

(d) During the term of this Lease, Tenant shall have the exclusive use of storage unit 3 located in Building's garage. Tenant shall pay Landlord, as Additional Rent, an amount of One Hundred Dollars ($100.00) per month. Landlord grants Tenant the right to install, at Tenant's cost, a night deposit box in the storage unit's exterior wall facing the garage. Upon Tenant's lease termination, Tenant shall, at Tenant's cost, remove the night deposit box and return the storage unit's wall to its original condition, normal wear and tear excepted.

3. Term.

The term of this Lease shall be for the period designated in Paragraph 1(i) commencing on the Commencement Date, and ending on the expiration of such period, unless the term hereby demised shall be sooner terminated as hereinafter provided, or the term is extended as provided in Exhibit "L." The Commencement Date and the date upon which the term of this Lease shall end shall be determined in accordance with the provisions of Paragraph 1 and said dates will be specified in Landlord's Notice of Lease Term Dates ("Notice"), in the form of Exhibit D which is attached hereto and is incorporated herein by this reference, and shall be served upon Tenant as provided in Paragraph 9, after Landlord delivers or tenders possession of the Premises. The Notice shall be binding upon Tenant unless Tenant objects to the Notice in writing, served upon Landlord as provided for in Paragraph 9 hereof, within five (5) working days of Tenant's receipt of the Notice or the term.

4. Possession.

(a) Tenant shall be permitted to enter the Premises prior to the Commencement Date for the purpose of constructing the Leasehold Improvements and otherwise preparing the Premises for Tenant's occupancy. Such early entry shall be at Tenant's sole risk and subject to all the terms and provisions hereof, except for the payment of rent which shall commence on the Commencement Date. Landlord shall deliver possession of the Premises to Tenant on July 1, 2007.

(b) Tenant agrees that in the event of the inability of Landlord to give possession of the Premises to Tenant on July 1, 2007, this Lease shall not be void or voidable, nor shall Landlord be liable to Tenant for any loss or damage resulting therefrom but in such event the term and Tenant's obligation to pay Rent shall not commence until the date which is forty -five (45) days from the date Landlord has delivered possession of the Premises to Tenant. If, however, Landlord is unable to deliver possession of the Premises to Tenant by September 1, 2007, Tenant shall have the right to terminate this Lease by delivery of written notice to Landlord no later than September 16, 2007.

5. Annual Basic Rent.

(a) Tenant agrees to pay Landlord as the Annual Basic Rent for the Premises the Annual Basic Rent designated in Subparagraph 1(o) (subject to adjustment as hereinafter provided) in twelve (12) equal monthly installments, each in advance on the first day of each and every calendar month during said term, except that one month's rent shall be paid upon the execution hereof. In the event the term of this Lease commences or ends on a day other than the first day of a calendar month, then the rental for such periods shall be prorated in the proportion that the number of days this Lease is in effect during such months bears to the actual number of days in such months, and such rental shall be paid at the commencement of such periods. In addition to said Annual Basic Rent, Tenant agrees to pay the amount of the rental adjustment as and when hereinafter provided in this Lease. Said Annual Basic Rent, and additional rent payable pursuant to the provisions of this Lease and any rental adjustments shall be paid to Landlord, without any prior demand therefore and without deduction or offset in lawful money of the United States of America, which shall be legal tender at the time of payment, at the address of Landlord designated in Subparagraph l(b) or to such other person or at such other place as Landlord may from time to time designate in writing. Further, all charges to be paid by Tenant hereunder, including, without limitation, payments for late charges, insurance, repairs, and parking shall be considered additional rent for the purposes of this Lease, and the word 'rent' in this Lease shall include such additional rent unless the context specifically or clearly implies that only the Annual Basic Rent is referenced.

6. Rental Adjustment.

(a) For the purposes of this Subparagraph 6(a), the following terms are defined as follows: *Tenant's Percentage:* Tenant's Percentage shall mean the ratio of the rentable area of the Premises to the total rentable area of the Building as set forth as a percentage in Subparagraph l(q) above.

Operating Expense Allowance: Operating Expense Allowance shall mean that portion of the Operating Expenses which Landlord has included in the Annual Basic Rent, which for purposes of this Lease shall be Tenant's Percentage of the Operating Expenses paid by Landlord for the 2007 Base Year.

Operating Expenses: Operating Expenses shall consist of all direct costs of operation and maintenance of the Building Common Areas and the Site ("Operating Expenses") as determined by standard accounting practices, including the following costs by way of illustration, but not limitation: real property taxes and assessments and any taxes or assessments hereafter imposed in lieu thereof; rent taxes, gross receipt taxes, (whether assessed against Landlord or assessed against Tenant and paid by Landlord, or both); water and sewer charges; the net costs and expense of insurance for which Landlord is responsible hereunder or which Landlord or any first mortgagee with a lien affecting the Premises reasonably deems necessary in connection with the operation of the Building; utilities; janitorial services; security; labor; parking charges; utilities surcharges, or any other costs levied, assessed or imposed by, or at the direction of, or resulting from statutes or regulations or interpretations thereof, promulgated by any federal, state, regional, municipal, or local government authority in connection with the use or occupancy of the Building or the Premises or the parking facilities servicing the Building or the Premises; the costs (fully amortized on a straight-line basis over the useful of life of the applicable improvement or building equipment) of (a) any capital improvements made to the Building by the Landlord after the first year of the term of the Lease that reduce other Operating Expenses, or made to the Building by Landlord after the date of the Lease that are required under any governmental law or regulation that was not applicable to the Building at the time it was constructed (but excluding any capital improvements to the Building that are required under any governmental law or regulation solely as a result of any other alterations or improvements made to any leased premises in the Building for a particular tenant or tenants), or (b) replacement of any building equipment needed to operate the Building at the same quality levels as prior to the replacement; costs incurred in the management of the Building, if any (including supplies, wages, and salaries of employees used in the management, operation and maintenance of the Building, and payroll taxes and similar governmental charges with respect thereto); a management fee, not to exceed four percent (4%) of Landlord's gross revenues; waste disposal; utilities charges for heating; ventilating and air conditioning; elevator maintenance; supplies and materials, equipment, tools; repair and maintenance of the plumbing, heating, ventilating, air-conditioning and electrical systems installed or furnished by Landlord, and maintenance costs including utilities and payroll expenses, and all other upkeep of all parking and Common Areas, rental of personal property used in maintenance; costs and expenses of gardening and landscaping; maintenance; maintenance of signs (other than Tenant's signs); personal property taxes levied on or attributable to personal property used in connection with the entire Building, including the Common Areas; reasonable audit or verification fees in connection with operation of the Building; and costs and expenses of repairs, resurfacing, repairing, maintenance, painting, lighting, cleaning, refuse removal, security and similar items, including reasonable and appropriate reserves. Operating Expenses shall not include depreciation on the Building or equipment therein; Landlord's executive salaries; real estate brokers' commissions; capital expenditures except as expressly permitted above; costs to repair and/or maintain the structural portions of the Building including foundations, sub-flooring, exterior or load bearing walls, and roof structure; or any costs to operate, maintain and/or repair the parking garage that are covered by the parking charges paid by Tenant for garage parking spaces.

As used herein, the term "real property taxes" shall include any form of assessment, license fee, license tax, business license fee, commercial rental tax, levy, tax or similar imposition, imposed by any authority having the direct power to tax, including any city, county, state or federal government, or any school, agricultural, lighting, drainage, or other improvement or special assessment district thereof, as against any legal or equitable interest of Landlord in the Premises, including but not limited to, the following:

(i) any tax on Landlord's "right" to rent or "right" to other income from the Premises or as against Landlord's business of leasing the Premises;

(ii) any assessment, tax, fee, levy or charge in substitution, partially or totally, of any assessment, tax, levy or charge previously included within the definition of real estate tax, it being acknowledged by Tenant and Landlord that Proposition 13 was adopted by the voters of the State of California in the June, 1978 Election and that assessments, taxes, fees, levies and charges may be imposed by governmental agencies for such services as fire protection, street, sidewalk and road maintenance, refuse removal and for other governmental services formerly provided without charge to property owners or occupants. It is the intention of Tenant and Landlord that all such new and increased assessments, taxes, fees, levies and charges be included within the definition of "real property taxes" for the purposes of this Lease. Notwithstanding the above, in the event Landlord sells or transfers the Builidng, whereas a subsequent tax reassessment and real estate property tax occurs, Tenant shall not be required to pay any such real estate property tax increase caused by said transfer during the term of this Lease;

(iii) any assessment, tax, fee, levy or charge allocable to or measured by the area of the Premises or the rent payable hereunder, including, without limitation, any gross income tax or excise tax levied by the State, city or federal government, or any political subdivision thereof, with respect to the receipt of such rent or upon or with respect to the possession, leasing, operating, management, maintenance, alteration, repair, use or occupancy by Tenant of the Premises or any portion thereof.

(iv) any assessment, tax, fee, levy or charge upon this transaction or any document to which Tenant is a party, creating or transferring an interest or an estate in the Premises. Notwithstanding any provision of this Subparagraph 6(a) expressed or implied to the contrary, "real property taxes" shall not include Landlord's federal or state income, franchise, inheritance, estate, gift or excess profits taxes.

The real property taxes included in the Operating Expense Allowance shall be those real property taxes that would be payable for the Building and the Site during the 2007 calendar year based upon on the fully assessed value of the Building and the Site exclusive of any temporary reduction in the assessed value of the Building and the Site which Landlord may have obtained pursuant to Proposition 8 or other similar law.

(b) If at any time after the 2007 Base Year, Landlord determines that Tenant's Percentage of the Operating Expenses for the succeeding year will exceed the Operating Expense Allowance, Landlord shall deliver to Tenant an estimate of Tenant's Percentage of Operating Expenses, and Tenant shall pay to Landlord within thirty (30) days of the delivery of such estimate, the difference between such estimate and the Operating Expense Allowance for the portion of the year which has then expired. By March 1st of each succeeding calendar year thereafter during the term of this Lease, Landlord shall endeavor to deliver to Tenant a statement ("Estimate Statement") wherein Landlord shall estimate both the total Operating Expenses for the current calendar year and Tenant's Percentage of Operating Expenses in excess of the Operating Expense Allowance. If Tenant's Percentage of the estimated Operating Expenses for such calendar year as shown in the Estimate Statement exceeds the Operating Expense Allowance, Tenant shall pay, as a "Rental Adjustment" one twelfth (1/12) of such excess each month thereafter, beginning with the next installment of rent due, until such time as Landlord issues a revised Estimate Statement or the Estimate Statement for the succeeding calendar year, except that, concurrently with the regular monthly rent payment next due following the receipt of such Estimate Statement, Tenant shall pay an amount equal to one (1) monthly installment (less any applicable Operating Expenses already paid) multiplied by the number of months from January, in the current calendar year, to the month of such rent payment next due, both months inclusive; provided, however, if at any time during the term of the Lease, but not more often than quarterly, Landlord determines that Tenant's Percentage of Operating Expenses for the current calendar year will be greater than the amount set forth in the Estimate Statement, Landlord shall issue a revised Estimate Statement and Tenant shall pay to Landlord, within thirty (30) days of the delivery of the revised Estimate Statement, the difference between such revised Estimate Statement and the original Estimate Statement for the portion of the current calendar year which has then expired. Tenant shall pay during the balance of such current calendar year and until the later of March 1 or the date of receipt by Tenant of a revised Estimate Statement, if any, or the Estimate Statement for the succeeding year, monthly installments such that the balance would be fully amortized over the remaining months of the current calendar year. By March 1st of each calendar year during the term of this Lease, Landlord shall endeavor to deliver to Tenant a detailed statement ("Actual Statement") of the actual Operating Expenses for the preceding calendar year. If the Actual Statement reveals that Tenant's Percentage of Operating Expenses in excess of the Operating Expense Allowance is more than the total Rental Adjustments paid by Tenant on account of the preceding calendar year, Tenant shall pay Landlord the difference in a lump sum within thirty (30) days of receipt of the Actual Statement. If the Actual Statement reveals that Tenant's Percentage of Operating Expenses in excess of the Operating Expense Allowance is less than the total Rental Adjustments paid by Tenant on account of the preceding calendar year, Landlord shall credit any overpayment toward the next monthly rent payment falling due and the next monthly installment of Tenant's Percentage of Operating Expenses to be paid pursuant to the then current Estimate Statement. If this Lease has been terminated, such excess shall be credited against any amount which Tenant owes Landlord pursuant to this Lease and any further excess shall be promptly paid by Landlord to Tenant. Any delay or failure by Landlord in delivering any estimate or statement pursuant to this Paragraph shall not constitute a waiver of its right to collect such Operating Expenses from Tenant nor shall it relieve Tenant of its obligations pursuant to this Paragraph, except that Tenant shall not be obligated to make any payments based on such estimate or statement until ten (10) days after receipt of such estimate or statement.

In the event Tenant shall dispute the amount set forth in the Actual Statement described above in this Subparagraph 6(b), Tenant shall have the right not later than ninety (90) days following receipt of such Actual Statement to cause Landlord's books and records with respect to the preceding calendar year to be audited by a certified public accountant mutually acceptable to Landlord and Tenant. The amounts payable under this Subparagraph 6(b) by Landlord to Tenant or by Tenant to Landlord as the case may be shall be appropriately adjusted on the basis of such audit. If such audit discloses a liability for further refund by Landlord to Tenant in excess of ten percent (10%) of the payments previously made by Tenant for such calendar year, the cost of such audit shall be borne by Landlord, otherwise the cost of such audit shall be borne by Tenant. If Tenant shall not request an audit in accordance with the provisions of this Subparagraph 6(b) within ninety (90) days of receipt of Landlord's Actual Statement such Actual Statement shall be conclusively binding upon Landlord and Tenant.

Even though the term has expired and Tenant has vacated the Premises, when the final determination is made of Tenant's Percentage of Operating Expenses for the year in which this Lease terminates, Tenant shall immediately pay any increase due over the estimated expenses paid and conversely any overpayment made in the event said expenses decrease shall be immediately rebated by Landlord to Tenant.

Notwithstanding anything contained in this Paragraph 6, the rental payable by Tenant shall in no event be less than the rent specified in Paragraph 5 hereof.

7. Security Deposit. Intentionally Omitted.

8. Use. Tenant shall use the Premises for general office, banking and other related purposes incident thereto, and shall not use or permit the Premises to be used for any other purpose without the prior written consent of Landlord, which will not be unreasonably withheld. Tenant shall comply with any direction of any governmental authority having jurisdiction which shall by reason of the nature of Tenant's use or occupancy of the Premises, impose any duty upon Tenant or Landlord with respect to the Premises or with respect to the use or occupation thereof; provided, however, that Tenant shall not be required to make any structural alterations or improvements to the Premises unless such alterations or improvements are required solely as a result of any other alterations or improvements to the Premises made by Tenant. Tenant shall not do or permit anything to be done in or about the Premises which will in any way obstruct or interfere with the rights of other tenants or occupants of the Building, or injure or annoy them, or use or allow the Premises to be used for any improper, immoral, or unlawful purpose, nor shall Tenant cause, maintain or permit any nuisance in, on or about the Premises. Tenant shall not commit or suffer to be committed any waste in or upon the Premises and shall keep the Premises in first class repair and appearance. Tenant shall not place a load upon the Premises exceeding the average pounds of live load per square foot of floor area specified in the Building by Landlord's architect with the partitions to be considered a part of the live load. Landlord reserves the right to prescribe the weight and position of all safes, files and heavy equipment which Tenant desires to place in the Premises so as to distribute properly the weight thereof. Further, Tenant's business machines and mechanical equipment which cause vibration or noise that may be transmitted to the Building structure or to any other space in the Building shall be so installed, maintained and used by Tenant as to eliminate such vibration or noise. Tenant shall be responsible for all structural engineering required to determine structural load.

9. Payments and Notices. All rents and other sums payable by Tenant to Landlord hereunder shall be paid to Landlord at the address designated by Landlord in Subparagraph l(b) above or at such other places as Landlord may hereafter designate in writing. Any notice required or permitted to be given hereunder must be in writing and may be given by personal delivery, by Federal Express or other reputable overnight courier, or by mail, and if given by mail shall be deemed sufficiently given if sent by registered or certified mail, return receipt requested, addressed to Tenant at the address shown in Paragraph l(d) or to Landlord at both of the addresses designated in Subparagraph l(b). Either party may by written notice to the other specify a different address for notice purposes. If more than one person or entity constitutes the "Tenant" under this Lease, service of any notice upon any one of said persons or entities shall be deemed as service upon all of said persons or entities. Notice shall be effective upon receipt, if given by personal delivery, or upon the date shown on the return receipt, if mailed.

10. Brokers. The parties recognize that the brokers who negotiated this Lease are the brokers whose names are stated in Subparagraph l(t), and agree that Landlord shall be solely responsible for the payment of brokerage commissions to said brokers, and that Tenant shall have no responsibility therefore. As part of the consideration for the granting of this Lease, Tenant represents and warrants to Landlord that to Tenant's knowledge no other broker, agent or finder negotiated or was instrumental in negotiating or consummating this Lease and that Tenant knows of no other real estate broker, agent or finder who is, or might be, entitled to a commission or compensation in connection with this Lease. Any broker, agent or finder for Tenant whom Tenant has failed to disclose herein shall be paid by Tenant. Tenant shall hold Landlord harmless from all damages and indemnify Landlord for all said damages paid or incurred by Landlord resulting from any claims that may be assessed against Landlord by any broker, agent or finder undisclosed by Tenant herein.

11. Holding Over. If Tenant holds over after the expiration or earlier termination of the term hereof without the express written consent of Landlord, Tenant shall become a month-to-month tenant at a rental rate equal to one hundred fifty percent (150%) of the Annual Basic Rent which would be applicable to the Premises upon the date of such expiration (subject to adjustment as provided in Paragraph 6 hereof and prorated on a daily basis), and otherwise subject to the terms, covenants and conditions herein specified as far as applicable. Acceptance by Landlord of rent after such expiration or earlier termination shall not constitute a holdover hereunder or result in a renewal. The foregoing provisions of this Paragraph 11 are in addition to and do not affect Landlord's right of re-entry or any rights of Landlord hereunder or as otherwise provided by law. If Tenant fails to surrender the Premises upon the expiration of this Lease despite demand to do so by Landlord, Tenant shall indemnify and hold Landlord harmless from all loss or liability including without limitation any claim made by any succeeding tenant founded on or resulting from such failure to surrender.

12. Taxes on Tenant's Property.

(a) Tenant shall be liable for and shall pay at least ten (10) days before delinquency, taxes levied against any personal property or trade fixtures placed by Tenant in or about the Premises. If any such taxes on Tenant's personal property or trade fixtures are levied against Landlord or Landlord's property or if the assessed value of the Premises is increased by the inclusion therein of a value placed upon such personal property or trade fixtures of Tenant and if Landlord, after written notice to Tenant, pays the taxes based upon such increased assessments, which Landlord shall have the right to do regardless of the validity thereof, but only under proper protest if requested by Tenant, Tenant shall upon demand repay to Landlord the taxes levied against Landlord, or the portion of such taxes resulting from such increase in the assessment, provided that in any such event, at Tenant's sole cost and expense, Tenant shall have the right, in the name of the Landlord and with Landlord's full cooperation, to bring suit in any court of competent jurisdiction to recover the amount of any such taxes so paid under protest, any amount so recovered to belong to Tenant.

(b) Intentionally omitted.

13. Condition of Premises. Landlord shall deliver the Premises to Tenant in good condition and repair and with all Building systems in good working condition. Subject to the foregoing, Tenant acknowledges that neither Landlord nor any agent of Landlord has made any representation or warranty with respect to the Premises or the Building or with respect to the suitability of either for the conduct of Tenant's business. The taking of possession of the Premises by Tenant shall conclusively establish that the Premises and the Building were at such time in satisfactory condition.

14. Alterations.

(a) Other than Tenant's initial tenant improvement work pursuant to Exhibit C attached hereto, Tenant may, at any time and from time to time during the term of this Lease, at its sole cost and expense, make alterations, additions, installations, substitutions, improvements and decorations (hereinafter collectively called "changes" and, as applied to changes provided for in this Paragraph, "Tenant's Changes") in and to the Premises, excluding structural changes, on the following conditions, and providing such changes will not result in a violation of or require a change in the Certificate of Occupancy applicable to the Premises:

(1) The outside appearance, character or use of the Building shall not be affected, and no Tenant's Changes shall weaken or impair the structural strength or, in the opinion of Landlord lessen the value of the Building or create the potential for unusual expenses to be incurred upon the removal of Tenant's Changes and the restoration of the Premises upon the termination of this Lease.

(2) No part of the Building outside of the Premises shall be physically affected.

(3) The proper functioning of any of the mechanical, electrical, sanitary and other service systems or installations of the Building ("Service Facilities") shall not be adversely affected and there shall be no construction which might interfere with Landlord's free access to the Service Facilities or interfere with the moving of Landlord's equipment to or from the enclosures containing the Service Facilities.

(4) In performing the work involved in making such changes, Tenant shall be bound by and observe all the conditions and covenants contained in this Paragraph.

(5) All work shall be done at such times and in such manner as Landlord from time to time may reasonably designate, and shall meet or exceed the standards for materials and construction procedures set forth in Exhibit "C" to this Lease.

(6) Tenant shall not be permitted to install and make part of the Premises any materials, fixtures or articles which are subject to liens, conditional sales contracts or chattel mortgages.

(7) At the date upon which the term of this Lease shall end, or the date of any earlier termination of this Lease, Tenant shall on the Landlord's written request restore the Premises to their condition prior to the making of any changes permitted by this Paragraph, reasonable wear and tear excepted. The foregoing shall not, however, require Tenant to remove any of the initial Leasehold Improvements that were installed by Tenant.

(b) Before proceeding with any change (exclusive of changes to items constituting Tenant's personal property), Tenant shall submit to Landlord plans and specifications for the work to be done, which shall require Landlord's written approval which shall not be unreasonably withheld or delayed. If Landlord or its consultant(s) shall disapprove of any of the Tenant's plans, Tenant shall be advised of the reasons for disapproval. In any event, Tenant agrees to pay to Landlord, as additional rent, the reasonable out-of-pocket costs incurred by Landlord for such consultation and review within thirty (30) days after receipt of invoices either from Landlord or such consultant(s).

(c) If the proposed change requires approval by or notice to the lessor of a superior lease or the holder of a mortgage, no change shall proceed until such approval has been received, or such notice has been given, as the case may be, and all applicable conditions and provisions of said superior lease or mortgage with respect to the proposed change or alteration have been met or complied with at Tenant's expense, and Landlord, if it approves the change, will request such approval or give such notice, as the case may be. Any change for which approval has been received shall be performed strictly in accordance with the approved plans and specifications, and no amendments or additions to such plans and specifications shall be made without the prior written consent of Landlord.

(d) After Landlord's written approval has been sent to Tenant and the approval by or notice to the lessor of a superior lease or the holder of a superior mortgage has been received or given, as the case may be, Tenant shall enter into an agreement for the performance of the work to be done pursuant to this Paragraph with a licensed general contractor approved by Landlord, which approval shall not be unreasonably withheld, delayed or conditioned, except that Landlord reserves the right to designate the contractor to perform that portion of the work which affects the mechanical, plumbing, electrical or fire protection systems of the Building. Tenant's contractors shall obtain on behalf of Tenant and at Tenant's sole cost and expense, (i) all necessary governmental permits and certificates for the commencement and prosecution of Tenant's Changes and for final approval thereof upon completion, and (ii) if the cost of Tenant's Changes will exceed $10,000, a completion and lien indemnity bond, or other surety, reasonably satisfactory to Landlord, for the Tenant's Changes. In the event Tenant shall request any changes in the work to be performed after the submission of the plans referred to in this Paragraph 14, such additional changes shall be subject to the same approvals and notices as the changes initially submitted by Tenant.

(e) Tenant shall pay to Landlord for Landlord's services in the event Landlord or Landlord's agent performs as general contractor in connection with the work performed pursuant to this Paragraph 14, a fee equal to fifteen percent (15%) of the total cost of the Tenant's Changes, which shall include Landlord's overhead. Such fee shall be five percent (5%) if Landlord or its agent does not perform as general contractor, to cover Landlord's reasonable overhead.

(f) All Tenant's Changes and the performance thereof shall at all times comply with (i) all laws, rules, orders, ordinances, directions, regulations and requirements of all governmental authorities, agencies, offices, departments, bureaus and boards having jurisdiction thereof, (ii) all rules, orders, directions, regulations and requirements of the Pacific Fire Rating Bureau, or of any similar insurance body or bodies, and (iii) all rules and regulations of Landlord and Tenant shall cause Tenant's Changes to be performed in compliance therewith and in good and first class workmanlike manner, such manner as not to interfere with the occupancy of any other tenant in the Building nor delay, or impose any additional expense upon Landlord in the construction, maintenance or operation of the Building, and shall be performed by contractors or mechanics approved by Landlord and submitted to Tenant pursuant to this Paragraph, who shall coordinate their work in cooperation with any other work being performed with respect to the Building. Throughout the performance of Tenant's Changes, Tenant, at its expense, shall carry, or cause to be carried, worker's compensation insurance in statutory limits as Landlord may reasonably prescribe, with insurers reasonably satisfactory to Landlord. Tenant shall furnish Landlord with reasonably satisfactory evidence that such insurance is in effect at or before the commencement of Tenant's Changes and, on request, at reasonable intervals during the continuance of Tenant's Changes.

(g) Tenant further covenants and agrees that any mechanic's lien filed against the Premises or against the Building for work claimed to have been done for, or materials claimed to have been furnished to Tenant, will be discharged by Tenant, by bond or otherwise, within thirty (30) days after Tenant has actual notice of the filing thereof, at the cost and expense of Tenant. All alterations, decorations, additions or improvements upon the Premises, made by either party, including (without limiting the generality of the foregoing) all wallcovering, built-in cabinet work, paneling and the like, shall, unless Landlord elects otherwise, become the property of Landlord and shall remain upon and be surrendered with the Premises, as a part thereof, at the end of the term hereof, except that Landlord may by written notice to Tenant, given at least thirty (30) days prior to the end of the term, require Tenant to remove all partitions, counters, railings and the like installed by Tenant, and Tenant shall repair any damage to the Premises arising from such removal or, at Landlord's option, shall pay to the Landlord all of Landlord's costs of such removal and repair. Notwithstanding the foregoing, Tenant's safe and night depository box shall remain Tenant's property at all times and Tenant shall have the right to remove such property from the Premises at any time during the term of this Lease so long as Tenant repairs any damage to the Premises caused by such removal.

(h) All articles of personal property and all business and trade fixtures, machinery and equipment, furniture and movable partitions owned by Tenant or installed by Tenant at its expense in the Premises shall be and remain the property of Tenant and may be removed by Tenant at any time during the lease term, and provided further that Tenant shall repair any damage caused by such removal. If Tenant shall fail to remove all of its effects from said Premises upon termination of this Lease for any cause whatsoever, Landlord may, at its option, remove the same in any manner that Landlord shall choose, and store said effects without liability to Tenant for loss thereof, and Tenant agrees to pay Landlord upon demand any and all reasonable expenses incurred in such removal, including court costs and attorney's fees and storage charges on such effects for any length of time that the same shall be in Landlord's possession, or Landlord may, at its option, following notice to Tenant, sell said effects, or any of the same, at private sale and without legal process, for such prices as Landlord may obtain and apply the proceeds of such sale upon any amounts due under this Lease from Tenant to Landlord and upon the expense incident to the removal and sale of said effects.

(i) Landlord reserves the right at any time and from time to time without the same constituting an actual constructive eviction and without incurring any liability to Tenant therefore or otherwise affecting Tenant's obligations under this Lease, to make such changes, alterations, additions, improvements, repairs or replacements in or to the Site and/ or Building (including the Premises if required to do so by any law or regulation) and the fixtures and equipment thereof, as well as in or to the street entrances, halls, passages and stairways thereof, and to change the name by which the Building is commonly known, as Landlord may deem necessary or desirable. In exercising such rights, Landlord shall use commercially reasonable efforts to minimize any interference with Tenant's use of or access to the Premises or the parking areas. Nothing contained in this Paragraph 14 shall be deemed to relieve Tenant of any duty, obligation or liability of Tenant with respect to making any repair, replacement or improvement or complying with any law, order or requirement of any government of other authority and nothing contained in this Paragraph 14 shall be deemed or construed to impose upon Landlord any obligation, responsibility or liability whatsoever, for the care, supervision or repair of the Building or any part thereof other than as otherwise provided in this Lease.

15. Repairs.

(a) Tenant shall, when and if needed or whenever requested by Landlord to do so, at Tenant's sole cost and expense, maintain and make all repairs to the Premises and every part thereof, to keep, maintain and preserve the Premises in first class condition excepting ordinary wear and tear. Any such maintenance and repairs shall be performed by licensed contractors approved by Landlord, which approval shall not be unreasonably withheld, delayed or conditioned, except that Landlord reserves the right to designate the contractor to perform that portion of any such maintenance or repairs which affect the mechanical, plumbing, electrical or fire protection systems of the Building. All costs and expenses incurred in such maintenance and repair shall be paid by Tenant within thirty (30) days after billing by such contractor or contractors. Tenant shall upon the expiration or sooner termination of the term hereof surrender the Premises to Landlord in the same condition as when received ordinary wear and tear and damage by casualty excepted. Landlord shall have no obligation to alter, remodel, improve, repair, decorate or paint the Premises or any part thereof and the parties hereto affirm that Landlord has made no representations to Tenant respecting the condition of the Premises or the Building except as specifically herein set forth. Notwithstanding anything to the contrary contained in Subparagraphs (a) and (b) of this Paragraph 15, Tenant shall maintain and repair at its sole cost and expense, and with maintenance contractors approved by Landlord, all non-base building facilities within the Premises, including lavatory, shower, toilet, washbasin and kitchen facilities and heating and air conditioning systems, including all plumbing connected to said facilities or systems, installed by Tenant or on behalf of Tenant or existing in the Premises at the time of delivery of possession of the Premises to Tenant by Landlord. The provisions of this paragraph shall not apply to the basic heating and air conditioning system provided by Landlord to all tenants of the Building.

(b) Anything contained in Subparagraph 15(a) above to the contrary notwithstanding, Landlord shall repair and maintain in first class condition and repair the structural portions and Common Areas of the Building, including the roof, and the basic plumbing, heating, ventilating, air conditioning and electrical systems installed or furnished by Landlord, and the parking areas, driveways, sidewalks, landscaping, signs and exterior lighting on the Site, unless such maintenance and repairs are caused in part or in whole by the negligence or willful misconduct of Tenant, its agents, servants, or employees, in which case Tenant shall pay to Landlord, as additional rent, the reasonable cost of such maintenance and repairs. Landlord shall not be liable for any failure to make any such repairs, or to perform any maintenance unless such failure shall persist for an unreasonable time after written notice of the need of such repairs of maintenance is given to Landlord by Tenant. Except as provided in Paragraph 22 hereof there shall be no abatement of rent and no liability of Landlord by reason of any injury to or interference with Tenant's business arising from the making of any repairs, alterations or improvements in or to any portion of the Building or the Premises or in or to fixtures, appurtenances and equipment therein. Tenant waives the right to make repairs at Landlord's expense under any law, statute or ordinance now or hereafter in effect.

16. Liens. Tenant shall not permit any mechanic's, materialmen's or other liens to be filed against the real property of which the Premises form a part nor against the Tenant's leasehold interest in the Premises as a result of any work performed on the Premises by Tenant or at Tenant's request. Landlord shall have the right at all reasonable times to post and keep posted on the Premises any notices which it deems necessary for protection from such liens. If any such liens are filed and Tenant fails to discharge such liens by payment or posting of a bond within fifteen (15) days after written notice of such liens from Landlord, then Landlord may, without waiving its rights and remedies based on such breach of Tenant and without releasing Tenant from any of its obligations, cause such liens to be released by any means it shall reasonably deem proper, including payment in satisfaction of the claim giving rise to such lien. Tenant shall pay to Landlord at once, upon notice by Landlord, any sum paid by Landlord to remove such liens, together with interest at the maximum rate per annum permitted by law from the date of such payment by Landlord.

17. Entry by Landlord. Subject to Landlord's agreement to minimize any disturbance of Tenant's use of the Premises by exercise of the following rights, Landlord reserves and shall at any and all times have the right to enter the Premises to inspect the same, to supply janitor service and any other service to be provided by Landlord to Tenant hereunder, to submit said Premises to prospective lenders, purchasers or tenants, to post notices of nonresponsibility, to alter, improve or repair the Premises or any other portion of the Building, all without being deemed guilty of any eviction of Tenant and without abatement of rent, and may, in order to carry out such purposes, erect scaffolding and other necessary structures where reasonably required by the character of the work to be performed, provided that the business of Tenant shall be interfered with as little as is reasonably practicable. Tenant hereby waives any claim for damages for any injury to, inconvenience to, or interference with Tenant's business, or any loss of occupancy or quiet enjoyment of the Premises, except to the extent arising from the gross negligence or willful misconduct of Landlord, its agents, or employees.

For each of the aforesaid purposes, Landlord shall at all times have and retain a key with which to unlock all of the doors in, upon and about the Premises, excluding Tenant's vaults and safes, and Landlord shall have the means which Landlord may reasonably deem proper to open said doors in an emergency in order to obtain entry to the Premises. Any entry to the Premises obtained by Landlord by any of said means, or otherwise, shall not under any circumstances be construed or deemed to be a forcible or unlawful entry into, or a detainer of the Premises, or an eviction of Tenant from the Premises or any portion thereof. It is understood and agreed that no provision of this Lease shall be construed as obligating Landlord to perform any repairs, alterations or decorations except as otherwise expressly agreed herein to be performed by Landlord. Landlord hereby agrees to use its best good faith efforts in the exercise of its rights under this Paragraph 17 to minimize any disturbance of Tenant's use and possession of the Premises and to provide as much notice to Tenant as may be reasonably possible prior to any such exercise of Landlord's rights under this Paragraph 17, but in no event less than 24 hours prior notice, except in the event of an emergency.

18. Utilities and Services.

(a) Landlord's Requirements. Landlord shall furnish the Premises with (1) electricity for lights and the operation of office machines, heat (and air conditioning as provided for by Landlord in the construction rider attached hereto) to the extent reasonably required for the comfortable occupancy by Tenant in its use of the Premises during the period from 7 a.m. to 6 p.m. on weekdays (except holidays), or such shorter period as may be prescribed by any applicable policies or regulations adopted by any utility or governmental agency; provided that services will be furnished at other times at additional cost to Tenant which cost shall be at a rate of $2.35 per hour, per zone, for electricity for lights and $25.00 per hour, per zone, for heat and air conditioning, increased accordingly to Pacific Gas & Electricity's rate increases, if any, (2) elevator service, (3) lighting replacement (for building standard lights), (4) restroom supplies, (5) window washing with reasonable frequency, and (6) five (5) days janitor service, except that Landlord shall not maintain any kitchen facility in the Premises. Janitor service will not be furnished on nights when rooms are occupied after 9:30 p.m. unless by agreement in writing, service is extended to a later hour for specifically designated rooms. Landlord shall also maintain and keep lighted the common stairs, entries and toilet rooms in the Building. Landlord shall not be in default hereunder or be liable for any damages directly or indirectly resulting from, nor shall the rent be abated by reason of (i) the installation, use or interruption of use of any equipment in connection with the furnishing of any of the foregoing services, (ii) failure to furnish or delay in furnishing any such services when such failure or delay is caused by accident or any condition beyond the reasonable control of Landlord other than Landlord's financial condition, or by the making of necessary repairs or improvements to the Premises or to the Building, or (iii) the limitation, curtailment, rationing or restrictions on use of water, electricity, gas or any other form of energy serving the Premises or the Building. Landlord shall use reasonable efforts diligently to remedy any interruption in the furnishing of such services.

(b) Tenant's Requirements.

(1) Tenant will not, without the written consent of Landlord which shall not be unreasonably withheld, use any apparatus or device in the Premises, including but without limitation thereto, electronic data processing machines, punch card machines and machines using current in excess of 110 volts, which will in any way increase the amount of electricity or water usually supplied for use of the Premises as general office space; nor connect with electric current, except through existing electrical outlets in the Premises, or water pipes, any apparatus or device, for the purposes of using electric current or water.

(2) If Tenant shall require water or electric current in excess of that usually furnished or supplied for use of the Premises as general office space, Tenant shall first procure the consent of Landlord to the use thereof, which consent Landlord may refuse, and Landlord may cause a water meter or electric current meter to be installed in the premises, so as to measure the amount of water and electric current consumed for any such other use. The cost of such meters and of installation, maintenance and repair thereof shall be paid for by Tenant and Tenant agrees to pay Landlord promptly upon demand by Landlord for all such water and electric current consumed as shown by said meters, at the rates charged for such services by the city in which the Building is located or the local public utility, as the case may be, furnishing the same, plus any additional expense incurred in keeping account of the water and electric current so consumed.(3) Wherever heat generating machines or equipment are used in the Premises which materially affect the temperature otherwise maintained by the air conditioning system, Landlord reserves the right to install supplementary air conditioning units in the Premises and the cost thereof, including the cost of installation, operation and maintenance thereof, shall be paid by Tenant to Landlord upon demand by Landlord.

19. Bankruptcy. If Tenant shall file a petition in bankruptcy under any Chapter of the Bankruptcy Act as then in effect, or if Tenant be adjudicated a bankrupt in involuntary bankruptcy proceedings and such adjudication shall not have been vacated within thirty (30) days from the date thereof, or if a receiver or trustee be appointed of Tenant's property and the order appointing such receiver or trustee not be set aside or vacated within thirty (30) days after the entry thereof, or if Tenant shall assign Tenant's estate or effects for the benefit of creditors, or if this Lease shall otherwise by operation of law pass to any persons other than Tenant, then and in any such event Landlord may, if Landlord so elects, with or without notice of such election and with or without entry or action by Landlord, forthwith terminate this Lease, and notwithstanding any other provisions of this Lease. Landlord, in addition to any and all rights and remedies allowed by law or equity, shall upon such termination be entitled to recover damages in the amount provided in Subparagraph 24(b) below and neither Tenant nor any person claiming through or under Tenant or by virtue of any statute or order of any court shall be entitled to possession of the Premises but shall forthwith quit and surrender the Premises to Landlord. Nothing herein contained shall limit or prejudice the right of Landlord to prove and obtain as damages by reason of any such termination an amount equal to the maximum allowed by any statute or rule of law in effect at the time when, and governing the proceedings in which such damages are to be proved whether or not such amount be greater, equal to, or less than the amount of damages recoverable under the provisions of this Paragraph 19.

20. Indemnification. Subject to the provisions of Paragraph 21(f), to the fullest extent permitted by law Tenant hereby agrees to defend, indemnify and hold Landlord harmless against and from any and all claims arising from Tenant's use of the Premises or the conduct of its business or from any activity, work, or thing done, permitted or suffered by Tenant, its agents, contractors, employees or invitees in or about the Premises, and hereby agrees to further indemnify and hold harmless Landlord against and from any and all claims arising from any breach or default in the performance of any obligation on Tenant's part to be performed under the terms of this Lease, or arising from the negligence or willful misconduct of Tenant, or of its agents, employees, or invitees, and from and against all costs, attorneys fees, expenses and liabilities incurred in or about such claim or proceeding brought thereon, and in case any action or proceeding be brought against Landlord by reason of any such claim, Tenant upon notice from Landlord hereby agrees to defend the same at Tenant's expense by counsel approved in writing by Landlord. Tenant, as a material part of the consideration to Landlord, hereby assumes all risk of damage to property or injury to persons in, upon or about the Premises from any cause whatsoever except that which is caused by the negligence or willful misconduct of Landlord, its agents, employees or contractors, and Tenant hereby waives all its claims in respect thereof against Landlord.

21. Insurance.

(a) During the Term, Tenant, at its sole expense, shall obtain and keep in force the following insurance:

(i) All Risk Insurance upon property of every description and kind owned by Tenant and located in the Building or for which Tenant is legally liable or installed by or on behalf of Tenant including, without limitation, furniture, installations, fixtures and any other personal property, leasehold improvements (other than "Standards" as described in Paragraph 3(a) of the Work Letter Agreement), and alterations, in an amount not less than ninety percent (90%) of the full replacement cost therof. All such insurance policies shall name Tenant and Landlord as named insureds thereunder and, at Landlord's request, shall name Landlord's mortgagees (and, if applicable, ground or primary lessors) as loss payees thereunder with respect to any leasehold improvements only, all as their respective interests may appear. Landlord will not be required to carry insurance of any kind on any "Non-Standards" as described in Paragraph 4(a) of the Work Letter Agreement on Tenant's furniture or furnishings, or on any of Tenant's furniture or furnishings, or on any of Tenant's fixtures, equipment, improvements, or appurtenances under this Lease, and Landlord shall not be obligated to repair any damage thereto or replace the same.

(ii) Commercial general liability insurance coverage, including personal injury, broad form property damage, operations hazard, owner's protective coverage, contractual liability, and products and completed operations liability, in limits not less than $5,000,000 inclusive. All such insurance policies shall name Tenant as named insured thereunder and shall name Landlord and Landlord's mortgagees (and if applicable, ground or primary lessors) as additional insureds thereunder, all as their respective interests may appear.

(iii) Worker's Compensation and Employer's Liability insurance, with a waiver of subrogation endorsement, in form and amount satisfactory to Landlord.

(iv) Any other form or forms of insurance as Tenant, Landlord, or Landlord's mortgagees or ground or primary lessors may reasonably require from time to time in form, in amounts, and for insurance risks against which a prudent tenant of a comparable size and in a comparable business would protect itself.

(b) All policies shall be issued by insurers that are reasonably acceptable to Landlord and in form reasonably satisfactory from time to time to Landlord. Tenant will deliver certificates of insurance or, if required by Landlord, the mortgagees of Landlord, or any ground or primary lessors, certified copies of each such insurance policy to Landlord as soon as practicable after the placing of the required insurance, but not later than ten (10) days prior to the date Tenant takes possession of all or any part of the Premises. All policies shall contain an undertaking by the insurers to notify Landlord and Landlord's mortgagees (and, if applicable, ground or primary lessors) in writing, by Registered or Certified U.S. Mail, return receipt requested, not less than fifteen (15) days before any material change, reduction in coverage, cancellation, or other termination thereof.

(c) During the Term, Landlord shall insure the Building and the Standards (excluding any property which Tenant is obligated to insure under Subparagraphs 21(a) and (b) hereof) against damage with all risk or special form insurance for the replacement cost of the Building and the Standards, and commercial general liability insurance in an amount not less than $5,000,000, with such deductibles as Landlord considers appropriate. Landlord may, but shall not be obligated to, obtain and carry any other form or forms of insurance as it or Landlord's mortgagees may determine advisable. Notwithstanding any contribution by Tenant to the cost of insurance premiums, as provided herein, Tenant acknowledges that it has no right to receive any proceeds from any insurance policies carried by Landlord.

(d) Tenant will not keep, use, sell, or offer for sale in, or upon, the Premises any article which may be prohibited by any insurance policy periodically in force covering the Building and the Standards. If Tenant's occupancy or business in, or on, the Premises, whether or not Landlord has consented to the same, results in any increase in premiums for the insurance periodically carried by Landlord with respect to the Building, Tenant shall pay any such increase in premiums as additional rent within ten (10) days after being billed therefore by Landlord. In determining whether increased premiums are a result of Tenant's use of the Premises, a schedule issued by the organization computing the insurance rate on the Building or the Leasehold Improvements showing the various components of such rate, shall be conclusive evidence of the several items and charges which make up such rate. Tenant shall promptly comply with all reasonable requirements of the insurance authority or any present or future insurer relating to the Premises.

(e) If any of Landlord's policies shall be cancelled or cancellation shall be threatened or the coverage thereunder reduced or threatened in any way because of the use of the Premises or any part thereof by Tenant or any assignee or sub-tenant of Tenant or by anyone Tenant permits on the Premises and, if Tenant fails to remedy the condition giving rise to such cancellation, threatened cancellation, reduction of coverage, threatened reduction of coverage, increase in premiums, or threatened increase in premiums, within 72 hours after notice thereof, Landlord may, at its option, either terminate this Lease or enter upon the Premises and attempt to remedy such condition, and Tenant shall promptly pay the cost thereof to Landlord as additional rent. Landlord shall not be liable for any damage or injury caused to any property of Tenant or of others located on the Premises resulting from such entry. If Landlord is unable, or elects not, to remedy such condition, the Landlord shall have all of the remedies provided for in this Lease in the event of a default by Tenant. Notwithstanding the foregoing provisions of this Section 21 (e), if Tenant fails to remedy as aforesaid, Tenant shall be in default of its obligation hereunder and Landlord shall have no obligation to remedy such default.

(f) Landlord and Tenant each hereby waive all rights of recovery against the other on account of loss or damage occasioned to such waiving party for its property or the property of others under its control to the extent that such loss or damage is insured against under any insurance policies which are required by the terms of this Lease or may otherwise be in force at the time of such loss or damage. Tenant and Landlord shall, upon obtaining policies of insurance required hereunder, give notice to the insurance carrier that the foregoing mutual waiver of subrogation is contained in this Lease and Tenant and Landlord shall cause each insurance policy obtained by such party to provide that the insurance company waives all right of recovery by way of subrogation against either Landlord or Tenant in connection with any damage covered by such policy.

22. Damage or Destruction.

(a) In the event the Building or any insured alterations are damaged by fire or other perils covered by Landlord's extended coverage insurance to an extent not exceeding twenty-five percent (25%) of the full insurable value thereof and if the damage thereto is such that the Building and any insured alterations may be repaired, reconstructed or restored within a period of one hundred eighty (180) days from the date of the happening of such casualty and Landlord will receive insurance proceeds sufficient to cover the cost of such repairs, Landlord shall commence and proceed diligently with the work of repair, reconstruction and restoration and this Lease shall continue in full force and effect. If such work of repair, reconstruction and restoration is such as to require a period longer than one hundred eighty (180) days or exceeds twenty-five percent (25%) of the full insurable value thereof, or if said insurance proceeds will not be sufficient to cover the cost of such repairs, Landlord either may elect to so repair, reconstruct or restore the Building and any insured alterations and the Lease shall continue in full force and effect or Landlord may elect not to repair, reconstruct or restore the Building, and any insured alterations and the Lease shall in such event terminate.

Under any of the conditions of this Subparagraph 22(a), Landlord shall give written notice to Tenant of its intention within thirty (30) days from the date of such event of damage or destruction. If, however, Landlord has notified Tenant of its election to restore the Building but the period required to restore the Building will exceed two hundred and seventy (270) days from the date of the casualty, then Tenant may terminate this Lease by delivery of written notice to Landlord within thirty (30) days after Tenant's receipt of Landlord's notice. In the event Landlord elects not to restore said Building and any insured alterations, or Tenant elects to terminate this Lease as permitted herein, this Lease shall be deemed to have terminated as of the date of such partial destruction.

(b) Upon any termination of this Lease under any of the provisions of this Paragraph 22 the parties shall be released thereby without further obligation to the other from the date possession of the Premises is surrendered to Landlord except for items which have theretofore accrued and are then unpaid.

(c) In the event of repair, reconstruction and restoration by Landlord as herein provided, the rent provided to be paid under this Lease shall be abated proportionately with the degree to which Tenant's use of the Premises is impaired, commencing as of the date of such casualty and continuing until such repair, reconstruction or restoration has been completed. Tenant shall not be entitled to any compensation or damages for loss in the use of the whole or any part of the Premises and/or any inconvenience or annoyance occasioned by such damage, repair, reconstruction or restoration.

(d) Tenant shall not be released from any of its obligations under this Lease except to the extent and upon the conditions expressly stated in this Paragraph 22. Notwithstanding anything to the contrary contained in this Paragraph 22,should Landlord be delayed or prevented from repairing or restoring the damaged Premises within six (6) months after the occurrence of such damage or destruction by reason of acts of God, war, governmental restrictions, inability to procure the necessary labor or materials, or other cause beyond the control of Landlord other than Landlord's financial condition, Landlord shall be released of its obligation to make such repairs or restoration and Tenant shall be released from its obligations under this Lease as of the end of said six (6) months period.

(e) In the event that damage is due to any cause other than fire or other peril covered by special form insurance Landlord may elect to terminate this Lease if the cost to repair the Premises and/or the Building will exceed $1,000,000.

(f) It is hereby understood that if Landlord is obligated to or elects to repair or restore as herein provided Landlord shall be obligated to make repairs or restoration only of those portions of the Building and the Premises which were originally provided at Landlord's expense or which were insured by either party and the proceeds of such insurance have been received by Landlord, and the repair and restoration for items not provided at Landlord's expense shall be the obligation of Tenant.

(g) Notwithstanding anything to the contrary contained in this Paragraph 22, either Landlord or Tenant may terminate this Lease if the Premises are damaged during the last twelve (12) months of the term of this Lease, or any extension hereof, and such damage cannot be repaired within thirty (30) days after the date of the casualty.

(h) The provisions of California Civil Code 1931, Subsection 2, and 1933, Subsection 4, are hereby waived by Tenant.

23. Eminent Domain.

(a) In case the whole of the Premises or such part thereof as shall substantially interfere with tenant's use and occupancy thereof, shall be taken for any public or quasi-public purpose by any lawful power or authority by exercise of the right of appropriation, condemnation or eminent domain, or sold to prevent such taking either party shall have the right to terminate this Lease effective as of the date possession is required to be surrendered to said authority. Tenant shall not assert any claim against Landlord or the taking authority for any compensation because of such taking, and Landlord shall be entitled to receive the entire amount of any award without deduction for any estate or interest of Tenant. In the event the amount of property or the type of estate taken shall not substantially interfere with the conduct of Tenant's business, Landlord shall be entitled to the entire amount of the award without deduction for any estate or interest of Tenant and Landlord at its option may terminate this Lease. If Landlord does not so elect, Landlord shall promptly proceed to restore the Premises to substantially their same condition prior to such partial taking, and a proportionate allowance shall be made to Tenant for the rent corresponding to the time during which, and to the part of the Premises of which, Tenant shall be so deprived on account of such taking and restoration. Nothing contained in this Paragraph shall be deemed to give Landlord any interest in any award separately made to Tenant for loss of good will, the taking of personal property and trade fixtures belonging to Tenant or for moving costs incurred by Tenant in relocating Tenant's business.

(b) In the event of taking of the Premises or any part thereof for temporary use, (i) this Lease shall be and remain unaffected thereby and rent shall not abate, and (ii) Tenant shall be entitled to receive for itself such portion or portions of any award made for such use with respect to the period of the taking which is within the term, provided that if such taking shall remain in force at the expiration or earlier termination of this Lease, Tenant shall then pay to Landlord a sum equal to the reasonable cost of performing Tenant's obligations under Paragraph 15 with respect to surrender of the Premises and upon such payment shall be excused from such obligations. For purpose of this Subparagraph 23(b), a temporary taking shall be defined as a taking for a period of 270 days or less.

24. Defaults and Remedies.

(a) The occurrence of any one or more of the following events shall constitute a default hereunder by Tenant:

(i) The vacation or abandonment of the Premises by Tenant. Abandonment is herein defined to include, but is not limited to, any absence by Tenant from the Premises for five (5) days or longer while in default of any provision of this Lease.

(ii) The failure by the Tenant to make any payment of rent or additional rent or any other payment required to be made by Tenant hereunder, as and when due, where such failure shall continue for a period of ten (10) days after written notice thereof from Landlord to Tenant, provided however, that any such notice shall be in lieu of, and not in addition to, any notice required under California Code of Civil Procedure 1161.

(iii) The failure by the Tenant to observe or perform any of the express or implied covenants or provisions of this Lease to be observed or performed by Tenant other than as specified in Subparagraph 24(a)(i) or (ii) above, where such failure shall continue for a period of ten (10) working days after written notice thereof from Landlord to Tenant, provided, however, that any such notice shall be in lieu of, and not in addition to, any notice required under California Code of Civil Procedure 1161; provided, further, that if the nature of Tenant's default is such that more than ten (10) working-days are reasonably required for its cure, then Tenant shall not be deemed to be in default if Tenant shall commence such cure within said ten-day period and thereafter diligently prosecute such cure to completion.

(iv) (1) The making by Tenant of any general assignment for the benefit of creditors; (2) the filing by or against Tenant of a petition to have Tenant adjudged a bankrupt or a petition for reorganization or arrangement under any law relating to bankruptcy (unless, in the case of a petition filed against Tenant, the same is dismissed within thirty (30) days); (3) the appointment of a trustee or receiver to take possession of substantially all of Tenant's assets located at the Premises or of tenant's interest in this Lease, where possession is not restored to Tenant within thirty (30) days; or (4) the attachment, execution or other judicial seizure of substantially all of Tenant's assets located at the Premises or of Tenant's interest in this Lease where such seizure is not discharged within thirty (30) days.

(b) In the event of any such default by Tenant, in addition to any other remedies available to landlord at law or in equity, Landlord shall have the immediate option to terminate this Lease and all rights of Tenant hereunder. In the event that Landlord shall elect to so terminate this Lease then Landlord may recover from Tenant:

(i) the worth at the time of award of any unpaid rent which had been earned at the time of such termination, plus

(ii) the worth at the time of award of the amount by which the unpaid rent which would have been earned after termination until the time of award exceeds the amount of such rental loss that Tenant proves could have been reasonably avoided, plus

(iii) the worth at the time of award of the amount by which the unpaid rent for the balance of the term after the time of award exceeds the amount of such rental loss that Tenant proves could be reasonably avoided, plus

(iv) any other amount necessary to compensate Landlord for all the detriment proximately caused by Tenant's failure to perform his obligations under this Lease or which in the ordinary course of things would be likely to result therefrom.

As used in Subparagraphs 24(b)(i) and (ii) above, the "worth at the time of award" is computed by discounting such amount at the discount rate of the Federal Reserve Bank of San Francisco at the time of award plus one percent (1 %).

(c) In the event of any such default by Tenant, Landlord shall also have the right with or without terminating this Lease, to re-enter the Premises and remove all persons and property from the Premises, such property may be removed and stored in a public warehouse or elsewhere at the cost of and for the account of Tenant for such period of time as may be required by applicable law after which time Landlord may dispose of such property in accordance with applicable law. No re-entry or taking possession of the Premises by Landlord pursuant to this Subparagraph 24(c) shall be construed as an election to terminate this Lease unless a written notice of such intention be given to Tenant or unless the termination thereof be decreed by a court of competent jurisdiction.

(d) All rights, options and remedies of Landlord contained in this Lease shall be construed and held to be cumulative, and no one of then shall be exclusive of the other, and Landlord shall have the right to pursue any one or all of such remedies or any other remedy or relief which may be provided by law, whether or not stated in this Lease. No waiver of any default of Tenant hereunder shall be implied from any acceptance by Landlord of any rent or other payments due hereunder or any omission by Landlord to take any action on account of such default if such default of any act by Tenant requiring Landlord's consent or approval shall not be deemed to waive or render unnecessary Landlord's consent or approval to or of any subsequent similar acts by Tenant. Nothing in this Paragraph 24 shall limit Landlord's duty to mitigate its damages.

(e) Landlord shall be deemed to be in default under this Lease if Landlord shall fail to comply with any term, provision or covenant of this Lease, and such failure shall continue for a period of thirty (30) days after written notice thereof from Tenant (or, if the cure cannot be effected within such 30-day period, then within such additional time as may be required to cure such default, provided Landlord is diligently and continuously pursuing the cure to completion). In the event of any default of Landlord hereunder, Tenant shall be entitled to pursue any and all remedies available to Tenant at law or in equity, including the remedies of specific performance and damages for breach of contract.

25. Assignment and Subletting. Tenant shall not voluntarily assign or encumber its interest in this Lease or in the Premises, or sublease all or any part of the Premises, or allow any other person or entity to occupy or use all or any part of the Premises, without first obtaining Landlord's prior written consent which shall not be unreasonably withheld. Any assignment, encumbrance or sublease without Landlord's prior written consent shall be voidable, at Landlord's election and shall constitute a default. For purposes hereof, in the event Tenant is a partnership, a withdrawal or change of partners owning more than a fifty percent (50%) interest in the partnership, or if Tenant is a corporation, any transfer of fifty percent (50%) or more of its stock shall constitute a voluntary assignment and shall be subject to these provisions. No consent to an assignment, encumbrance, or sublease shall constitute a further waiver of the provisions of this Paragraph. Tenant shall notify Landlord in writing of Tenant's intent to assign, encumber, or sublease this Lease, the name of the proposed assignee or sublessee, information concerning the financial responsibility of the proposed assignee or sublessee and the terms of the proposed assignment or subletting and Landlord shall within thirty (30) days of receipt of such written notice, and additional information reasonably requested by Landlord concerning the proposed assignee's or sublessee's financial responsibility, elect one of the following:

(a) Consent to such proposed assignment, encumbrance or sublease.

(b) Refuse such consent, which refusal shall be on reasonable grounds or

(c) Elect to terminate this Lease, or in the case of a partial sublease, terminate this Lease as to the portion of the Premises proposed to be sublet.\

In the event that Landlord shall consent to an assignment or sublease under the provisions of this Paragraph 25, Tenant shall pay Landlord's processing costs and attorneys' fees incurred in giving such consent which costs and fees shall not exceed $2,000 per assignment or sublease. If for any proposed assignment or sublease Tenant receives rent or other consideration, either initially or over the term of the assignment or sublease, in excess of the rent called for hereunder, or, in case of the sublease of a portion of the Premises in excess of such rent fairly allocable to such portion, after appropriate adjustments to assure that all other payments called for hereunder are taken into account, Tenant shall pay to Landlord as additional rent hereunder, promptly after its receipt, fifty percent (50%) of the excess of each such payment of rent or other consideration received by Tenant, after first deducting therefrom Tenant's reasonable out-of-pocket costs incurred in connection with such assignment or sublease for leasing commissions, attorneys' fees and tenant improvements. Landlord's waiver or consent to any assignment or subletting shall not relieve Tenant from any obligation under this Lease. Occupancy of all or part of the Premises by parent, subsidiary, or affiliated companies of Tenant shall not be deemed an assignment or subletting. Furthermore, Landlord's consent shall not be required in connection with an assignment of this Lease made in connection with a merger, acquisition or other corporate reorganization, or in connection with the sale of all or substantially all of the assets or stock of Tenant so long as: (1) Tenant provides Landlord with notice of such assignment and the assignee shall assume in writing all of the obligations of Tenant under this Lease; and (2) the assignee provides to Landlord acceptable financial statements whereas assignee's "net worth" is equal to or greater than Tenant's "net worth" at the time of this Lease.

26. Subordination. Without the necessity of any additional document being executed by Tenant for the purpose of effecting a subordination, and at the election of Landlord or any first mortgagee with a lien on the Building or any ground lessor with respect to the Building, this Lease shall be subject and subordinate at all times to: (a) all ground leases or underlying leases which may now exist affecting the Building or the land upon which the Building is situated or both, and (b) the lien of any mortgage or deed of trust which may now exist in any amount for which the building, land, ground leases or underlying leases, or Landlord's interest or estate in any of said items is specified as security. Notwithstanding the foregoing, Landlord shall have the right to subordinate or cause to be subordinated any such ground leases or any such liens to this Lease. Upon the sale, transfer of ownership or refinancing of the Building, Landlord shall have the right to subordinate this Lease to any ground leases, mortgages or deeds of trust to be recorded against the Building provided that the holder of such ground lease, mortgage or deed of trust concurrently executes and delivers to Tenant, at Tenant's cost, a commercially reasonably non-disturbance agreement. In the event that any ground lease or underlying lease terminates for any reason or any mortgage or deed of trust is foreclosed or a conveyance in lieu of foreclosure is made for any reason, Tenant shall, notwithstanding any subordination, attorn to and become the Tenant of the successor in interest to Landlord and Tenant's right to possession of the Premises shall not be disturbed if Tenant is not in default and so long as Tenant shall pay the rent and all other amounts required to be paid to Landlord pursuant to the terms hereof and observe and perform all of the provisions of this Lease, unless the Lease is otherwise terminated pursuant to its terms.

Tenant covenants and agrees to execute and deliver, upon demand by Landlord and in the form requested by Landlord, and any additional documents evidencing the priority or subordination of this Lease with respect to any such ground leases or underlying leases or the lien of any such mortgage or deed of trust provided that in the event of a sale, transfer of ownership or refinancing of the Building, any subordination of this Lease to any ground or underlying lease, mortgage or deed of trust, the holder thereof shall provide Tenant, at Tenant's cost, a commercially reasonable non-disturbance agreement. Should Tenant fail to sign and return any such documents within ten (10) business days of receipt, Tenant shall be in default, and Landlord may, at Landlord's option, terminate the Lease provided written notice of such termination is received by Tenant prior to Landlord's receipt of such documents.

Within 30 days after this Lease has been fully executed, Tenant may obtain, at Tenant's cost and with Landlord's approval, a non-disturbance agreement reasonably acceptable to Tenant from any lender that currently holds a deed of trust against the Building.

27. Estoppel Certificate.
    (a) Within ten (10) business days following any written request which Landlord may make from time to time, Tenant shall execute and deliver to Landlord a statement, in a form substantially similar to the form of Exhibit "E" attached hereto, certifying: (i) the Commencement Date of this Lease, (ii) the fact that this Lease is unmodified and in full force and effect (or, if there have been modifications hereto, that this Lease is in full force and effect, as modified, and stating the date and nature of such modifications); (iii) the date to which the rental and other sums payable under this Lease have been paid; (iv) the fact that there are no current defaults under this Lease by either Landlord or Tenant except as specified in Tenant's statement, and (v) such other matters reasonably requested by Landlord with respect to this Lease, Landlord and Tenant intend that any statement delivered pursuant to this Paragraph 27 may be relied upon by any mortgagee, beneficiary, purchaser or prospective purchaser of the Building or any interest therein.
    (b) Tenant's failure to deliver such statement within such time shall be conclusive upon Tenant (i) that this Lease is in full force and effect without modification except as may be represented in good faith by Landlord, (ii) that there are no uncured defaults in Landlord's performance, and (iii) that not more than one (1) month's rent has been paid in advance. Tenant's failure to deliver said statement to Landlord within ten (10) business days of receipt shall constitute a default under this Lease, and Landlord may, at Landlord's option, terminate the Lease, provided written notice of such termination is received by Tenant prior to Landlord's receipt of said statement.

28. Substituted Premises. Intentionally omitted.

29. Building Planning. Intentionally omitted.

30. Conflict of Laws. This Lease shall be governed by and construed pursuant to the laws of the State of California.

31. Successors and Assigns. Except as otherwise provided in this Lease, all of the covenants, conditions and provisions of this Lease shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns.

32. Surrender of Premises. The voluntary or other surrender of this Lease by Tenant, or a mutual cancellation thereof, shall not work a merger, and shall, at the option of Landlord, operate as an assignment to it of any or all subleases or subtenancies. Upon the expiration or termination of this Lease, Tenant shall peaceably surrender the Premises and all alterations and additions thereto, broom-clean the Premises, leave the Premises in good order, repair and condition, reasonable wear and tear excepted, and comply with the provisions of Subparagraphs 14(g) and 14(h). The delivery of keys to any employee of Landlord or to Landlord's agent or any employee thereof shall not be sufficient to constitute a termination of this Lease or a surrender of the Premises.

33. Professional Fees. (a) In the event that Landlord should bring suit for the possession of the Premises, for the recovery of any sum due under this Lease, or because of the breach of any provisions of this Lease, or for any other relief against Tenant hereunder, or should either party bring suit against the other with respect for matters arising from or growing out of this Lease, then all costs and expenses, including without limitation, its actual professional fees such as appraisers', accountants' and attorneys' fees, incurred by the prevailing party therein shall be paid by the other party, which obligation on the part of the other party shall be deemed to have accrued on the date of the commencement of such action and shall be enforceable whether or not the action is prosecuted to judgment. (b) Should Landlord be named as a defendant in any suit brought against Tenant in connection with or arising out of Tenant's occupancy hereunder, Tenant shall pay to Landlord its costs and expenses incurred in such suit, including without limitation, its actual professional fees such as appraisers', accountants' and attorneys' fees.

34. Late Charges. Tenant hereby acknowledges that late payment by Tenant to Landlord of rent or other sums due hereunder will cause Landlord to incur costs not contemplated by this Lease, the exact amount of which is impracticable or extremely difficult to ascertain. Such costs include but are not limited to processing and accounting charges, and late charges which may be imposed upon Landlord by terms of any mortgage or trust deed covering the Premises or any part of the real property of which the Premises are a part. Accordingly, if any installment of rent or any other sum due from Tenant shall not be received by Landlord or Landlord's designee within ten (10) days after written notice that said amount is past due, the Tenant shall pay to Landlord, in each case a late charge equal to ten percent (10%) of such overdue amount. The parties hereby agree that such late charge represents a fair and reasonable estimate of the cost that Landlord will incur by reason of late payment by Tenant. Acceptance of any late charges by Landlord shall in no event constitute a waiver of Tenant's default with respect to such overdue amount, nor prevent Landlord from exercising any of its other rights and remedies hereunder. All late charges are to be deemed as additional rent.

35. Mortgage Protection. No act or failure to act on the part of Landlord which would entitle Tenant under the terms of this Lease, or by law, to be relieved of Tenant's obligations hereunder or to terminate this Lease, shall result in a release of such obligations or a termination of this Lease unless (a) Tenant has given notice by registered or certified mail to any beneficiary of a deed of trust or mortgage covering the Premises whose address shall have been furnished to Tenant, and (b) Tenant offers such beneficiary or mortgagee a reasonable opportunity to cure the default, including time to obtain possession of the Premises by power of sale or of judicial foreclosure, if such should prove necessary to effect a cure.

36. Waiver. The failure of Landlord to seek redress for violation of, or to insist upon strict performance of any term, covenant or condition of this Lease or the Rules and Regulations attached hereto as Exhibit "F", shall not be deemed a waiver of such violation or prevent a subsequent act which would have originally constituted a violation from having all the force and effect of an original violation, nor shall the failure of Landlord to enforce any custom or practice which may become established between the parties in the administration of the terms hereof be deemed a waiver of, or in any way affect the right of Landlord to insist upon the performance by Tenant in strict accordance with said terms. The subsequent acceptance of rent hereunder by Landlord shall not be deemed to be a waiver of any preceding breach by Tenant of any term, covenant or condition of this Lease other than the failure of Tenant to pay the particular rent so accepted, regardless of Landlord's knowledge of such preceding breach at the time of acceptance of such rent.

37. Parking. Tenant shall be entitled to the number of vehicle parking spaces designated in Subparagraph l(j) on those portions of the Common Areas designated by Landlord for parking. Landlord may assign any unreserved and unassigned parking spaces and/or make all or a portion of such spaces reserved, if it determines in its sole discretion that it is necessary for orderly and efficient parking. Tenant shall not use more parking spaces than said number. In the event Landlord has not assigned specific spaces to Tenant, Tenant shall not use any spaces which have been so specifically assigned by Landlord to other tenants or for such other uses as visitor parking or which have been designated by governmental entities with competent jurisdiction as being restricted to certain uses. See attached parking policy Exhibit H. Tenant shall not permit or allow any vehicles that belong to or are controlled by Tenant's employees, suppliers, shippers, customers, or invitees to be loaded, unloaded, or parked in areas other than those designated by Landlord for such activities.

(a) If Tenant permits or allows any of the prohibited activities described in Paragraph 37 of this Lease, then Landlord shall have the right, without notice, in addition to such other rights and remedies that it may have, to remove or tow away the vehicle involved and charge the cost to Tenant, which cost shall be immediately payable upon demand by Landlord.

(b) If required by a governmental agency or due to Landlord's construction on the site, Landlord reserves the right at any time to substitute an equivalent number of parking structure or subterranean parking facility or in a surface parking area within a reasonable distance of the Premises.

38. Terms and Headings. The words "Landlord" and "Tenant" as used herein shall include the plural as well as the singular. Words used in any gender include other genders. If there be more than one Tenant, i.e. if two or more persons or entities are jointly referred to in this Lease as "Tenant", the obligations hereunder imposed upon Tenant shall be joint and several. The Paragraph headings of this Lease are not a part of this Lease and shall have no effect upon the construction of interpretation of any part hereof.

39. Examination of Lease. Submission of this instrument for examination or signature by Tenant does not constitute a reservation of or option for Lease, and it is not effective as a Lease or otherwise until execution by and delivery to both Landlord and Tenant.

40. Time. Time is of the essence with respect to the performance of every provision of this Lease in which time or performance is a factor.

41. Prior Agreements: Amendments. This Lease contains all of the agreements of the parties hereto with respect to any matter covered or mentioned in this Lease, and no prior agreement or understanding, oral or written, express or implied, pertaining to any such matter shall be effective for any purpose. No provision of this Lease may be amended or added to except by an agreement in writing signed by the parties hereto or their respective successors in interest. The parties acknowledge that all prior agreements, representations and negotiations are deemed superseded by the execution of this Lease to the extent they are not incorporated herein.

42. Separability. Any provision of this Lease which shall prove to be invalid, void or illegal in no way affects, impairs or invalidates any other provision hereof, and such other provisions shall remain in full force and effect.

43. Recording. Neither Landlord nor Tenant shall record this Lease nor a short form memorandum thereof without the consent of the other.

44. Limitation on Liability. The obligations of Landlord under this Lease do not constitute personal obligations of the individual partners, directors, officers or shareholders of Landlord, and Tenant shall not seek recourse against the individual partners, directors, officers or shareholders of Landlord or any of their personal assets for satisfaction of any liability in respect to this Lease.

45. Riders. Clauses, plats and riders, if any, signed by Landlord and Tenant and affixed to this Lease are a part hereof.

46. Signs and Auctions. Tenant shall not place any sign upon the Premises or the Building or conduct any auction thereon without Landlord's prior written consent. Notwithstanding the foregoing, Tenant shall have its name on the Building directory and standard suite signage. In addition, to the extent permitted by applicable governmental regulations, Tenant may, at Tenant's sole cost and expense, install exterior Building signage above the window line facing Oakland Boulevard at the location shown on Exhibit "A" and monument signage, subject to Landlord's approval of the design of Tenant's signage, which approval shall not be unreasonably withheld, delayed or conditioned. Tenant shall be required to obtain approval from the City of Walnut Creek, or any other applicable governmental entities, for the installation of any exterior Building signage (no approval needed for monument sign), provided, however, that Landlord shall be under no obligation to obtain said approval and this Lease shall not be subject to termination nor shall Tenant be entitled to any damages in the event Tenant cannot obtain said approvals. Landlord shall assist Tenant in obtaining said approvals.

Upon termination of this Lease, Tenant, at Tenant's sole cost, shall return the monument sign panel and the granite facing on the exterior of the Building (if exterior-building signage is approved) to its original condition, excepting normal wear and tear.

Landlord shall provide Tenant with Building standard lobby and suite signage.

Landlord hereby grants Tenant the second right to use the signage on the top of the monument. Such second right is second to Suite 150's first right.

47. Modification for Lender. If, in connection with obtaining construction, interim or permanent financing for the Building, the lender shall request reasonable modifications in this Lease as a condition to such financing., Tenant will not unreasonably withhold, delay or defer its consent thereto, provided that such modifications do not increase the obligations of Tenant hereunder or materially adversely affect the leasehold interest hereby created or Tenant's rights hereunder.

48. Signs. Landlord may at any time place on or about the Building any ordinary "For Sale" signs and Landlord may at any time during the last one hundred eighty (180) days of the Term hereof place on or about the Building any ordinary "For Lease" signs, all without rebate of rent or liability to Tenant, provided, however, that no such signs shall obstruct the visibility of Tenant's exterior Building signage nor be placed in such proximity to Tenant's exterior Building signage as to imply that Tenant is for sale.

49. Quiet Enjoyment. Landlord covenants and agrees with Tenant that upon Tenant paying the rent required under this Lease and paying all other charges and performing of the covenants and provisions aforesaid on Tenant's part to be observed and performed under this Lease Tenant shall and may peaceably and quietly have hold and enjoy the Premises in accordance with this Lease.

50. Tenant as Corporation. If Tenant executes this Lease as a corporation, then Tenant and the persons executing this Lease on behalf of Tenant represent and warrant that the individuals executing this Lease on Tenant's behalf are duly authorized to execute and deliver this Lease on its behalf in accordance with a duly adopted resolution of the board of directors of Tenant, a copy of which is to be delivered to Landlord on execution hereof, and in accordance with the By-Laws of Tenant and that this Lease is binding upon Tenant in accordance with its terms.

51. Attornment. Upon any foreclosure of any deed of trust mortgage upon the Property or upon the execution of any deed in lieu of such foreclosure, Tenant agrees that it shall attorn to and recognize as its landlord under this Lease any person succeeding to the interest of Landlord in connection with such foreclosure or deed in lieu. If requested, Tenant shall execute and deliver any instrument or instruments confirming its attornment as provided for herein; provided, however, that no such successor-in-interest shall be bound by any payment of rent for more than one (1) month in advance, or any amendment or modification of this Lease except as otherwise expressly permitted, or consented to, by the mortgagee under any mortgage or the beneficiary under any deed of trust.

IN WITNESS WHEREOF, the parties have executed this Lease the day and year first above written.

TENANT: Heritage Bank of Commerce,
**   A California corporation**

By:_____

Print Name Walter T. Kaczmarek
Its President & CEO

By_____

Print Name_____
Its_____

LANDLORD: 101 Ygnacio Plaza Property, LLC
**   A Delaware Limited Liability Company**

By: SRS Development Company,
Agent for Landlord

By: _____
    Cathy DiLeo

Title: _____

AMENDMENT OF LEASE

THIS AMENDMENT OF LEASE ("Amendment of Lease") is made as of April 25, 2007, by and between 101 Ygnacio Plaza Property, LLC, a Delaware Limited Liability Company ("Landlord"), whose address is 101 Ygnacio Valley Road, Suite 303, Walnut Creek, CA 94596 and Heritage Bank of Commerce, a California corporation ("Tenant"), whose address is 150 Almaden Boulevard, San Jose, CA 95113 who agree as follows:

    1. Recitals. This Amendment of Lease is made with reference to the following facts and objectives:

       a.   Landlord and Tenant entered into a written lease dated April 27, 2007 (the "Lease"), in which Landlord leased to Tenant and Tenant leased from Landlord, premises located in the City of Walnut Creek, County of Contra Costa, California, commonly known as 101 Ygnacio Valley Rd., Suite 100, Walnut Creek, California.

       b.   The parties desire to amend Paragraph 8 in the Lease.

    2. Use. Paragraph 8 in the Lease is hereby amended to add the following: "Tenant shall submit an application to the City of Walnut Creek for a conditional use permit and a tenant improvement building permit no later than May 1, 2007. Landlord shall assist Tenant in executing any required application documents for such submittal. In the event the conditional use permit is granted by the City of Walnut Creek later than July 1, 2007, the Possession Date, Commencement Date and Monthly Basic Rent dates shall be amended to reflect the number of days from July 1, 2007 to the date the conditional use permit is issued. In the event Tenant: (i) is unable to obtain a conditional use permit after following all required procedures; or (ii) obtains a conditional use permit with unreasonable restrictions upon Tenant or Landlord, then Tenant or Landlord shall have the right to terminate this Lease with no further obligations and Landlord shall return Tenant's first month prepaid rent."

    3. Successors and Assigns. The Lease and Amendment of Lease shall run with the Property, and shall be binding upon and inure to the benefit of the parties, their respective successors, personal representatives and assigns.

    4. Effectiveness of Lease. Except as set forth in this Amendment of Lease, all the provisions of the Lease shall remain unchanged and in full force and effect.

    IN WITNESS WHEREOF, Landlord and Tenant have executed this Amendment of Lease as of the date first above written.

"LANDLORD"   "TENANT"

101 Ygnacio Plaza Property, LLC   Heritage Bank of Commerce,
A Delaware Limited Liability Company   A California corporation
By: _____   By: _____
Cathy DiLeo, SRS Development Co.   Walter T. Kaczmarek

Its: _Agent for Landlord _____   Its: President & CEO
Date: _____   Date:_____

EXHIBIT A
FLOORPLAN


One Ygnacio Plaza
First Level Floor Plan
Front Entry
N

23

EXHIBIT A-1


1st Floor - Suite 100
101 YGNACIO PLAZA

24

EXHIBIT B
101 YGNACIO PLAZA SITE PLAN



101 Ygnacio Plaza
Site Plan

EXHIBIT B

N

EXHIBIT C
WORK LETTER AGREEMENT

Tenant and Landlord are executing with this Work Letter an 101 Ygnacio Plaza Office Building Lease (the "Lease") of date herewith, covering certain Premises described in Paragraph 2 of the Lease. This Work Letter Agreement is hereby incorporated into said Lease as Exhibit C hereto. In consideration of the mutual covenants contained in the Lease, Tenant and Landlord agree that the Premises shall be improved as set forth hereinafter.

I. PLANS

Within forty-five (45) days from Tenant's receipt of a fully executed Lease, Tenant, at its expense, shall submit to Landlord for its approval one (1) set of fully dimensioned scale drawings, plans and specifications prepared by a licensed architect and, if applicable, engineer (the "Plans"). The drawings shall indicate the specific requirements of Tenant's space, clearly outlining the Premises in such detail as Landlord may require, including types of materials and colors, scope of demolition work, interior partitions, reflected ceiling plan, plans showing locations of proposed equipment and penetrations, life safety systems, plumbing, fire sprinkler, mechanical and electrical plans prepared by licensed engineers setting forth all requirements for Tenant, all in conformity with the description of Tenant's Work herein and in strict compliance with applicable codes.

II. LANDLORD'S WORK

Within three (3) business days of receipt of the Plans by Landlord, Landlord shall either approve the plans in writing or shall provide Tenant a detailed list of issues to be resolved prior to Landlord's approval.

Landlord agrees to deliver possession of the Premises in its "as is" condition as shown in Exhibit A-1 in the Lease. In addition, Landlord shall provide Tenant the following:

    a. An allowance of Thirty-Seven Thousand Two Hundred Thirty and 00/100 Dollars ($37,230.00) for Tenant to perform the tenant improvement work pursuant to the approved Plans and Tenant's Work described below, payable immediately upon Landlord's receipt of Tenant's proof of payment of the requested amount in the form of invoices to verify that said amount was spent on Tenant's improvements. Such allowance shall be used solely for tenant improvements and building work required pursuant to the plans, including architectural fees, permit fees, and a five percent (5%) Landlord supervision fee. Any unused allowance shall be retained by Landlord; and

    b. an architectural CADD drawing of the premises.

III. TENANT'S WORK

Tenant shall submit to Landlord the following at least five (5) days prior to the commencement of construction, and Tenant shall not commence any work in the Premises unless and until the following conditions have been met:

    a. The Plans have been approved;

    b. The names, addresses and license number of the General Contractor Tenant intends to engage in the construction of the Premises;

c. The date on which Tenant's construction work will commence, together with the estimated date of completion of Tenant's construction work and fixturization, and the date on which Tenant expects to be ready to open for business in the Premises;

d. Evidence of builder's all risk, general liability and worker's compensation insurance for Tenant's General Contractor;

e. Tenant's contractors' performance and/or labor material bonds, if so required by Landlord, or any other bond to be furnished by Tenant as may be required by Landlord to insure the faithful performance of the work in accordance with the approved Plans; and

f. Copies of all required building and other permits.

g. Posting of the Notice of Non-Responsibility within the Premises.

All General Contractors and subcontractors engaged by Tenant shall be bondable, licensed contractors, possessing good labor relations. All work, inclusive of repair work, shall be performed in a first-class workmanlike manner and shall be in a good and usable condition at the completion thereof. Tenant's contractors and subcontractors must work in harmony with Landlord's contractors and other contractors on the job. All work shall be coordinated with Landlord.

Landlord reserves the right to designate the subcontractors which affect the mechanical, plumbing, electrical or fire protection systems in the Premises and/or Building.

Construction shall comply in all respect with applicable Federal, State, County, and City statutes, ordinances, regulations, laws and codes. All required building and other permits in connection with the construction and completion of the Premises shall be obtained and paid for by Tenant.

Any wall penetrations and openings required by Tenant design must be performed by Landlord's approved contractor at Tenant's sole expense after submittal to Landlord for approval. All drilling, welding, or other attachment to the structural system must be approved by Landlord in writing before the work has begun, and must be clearly identified in Tenant's drawings.

Tenant shall require any person performing any work to guarantee the same to be free from any and all defects in workmanship and materials for one (1) year from the date of completion thereof. All warranties or guarantees as to materials or workmanship on or with respect to Tenant's work, shall be contained in the contract or subcontract which shall be so written that such guarantees or warranties inure to the benefit of both Landlord and Tenant and so that such guarantees and warranties can be directly enforced by either Landlord or Tenant.

Tenant's Work shall be subject to the inspection of Landlord and its supervisory personnel.

Tenant's General Contractor or subcontractor shall not post any signs in or around the Building.

During construction Tenant shall maintain barricades, fences or other measures as may be necessary to insure the security of the Premises and work areas and to prevent unauthorized persons from entering or any persons suffering any injury.

IV. LIENS

Notice is hereby given that neither Landlord, Landlord's agents nor the mortgagee shall be liable for any labor or materials furnished to Tenant upon credit, and that no mechanics or other lien for such labor or materials shall attach to or affect any estate or interest of Landlord or mortgagee in and to the Premises or the Building. Nothing contained in this Lease shall be deemed or construed to constitute Tenant as Landlord's agent or contractor for the performance of Tenant's work.

V. NOTICE OF COMPLETION

Within ten (10) days after completion of construction on the Tenant's work, Tenant shall cause a notice of completion to be recorded in the office of the Recorder of the City of Walnut Creek and/or County in which the project is located in accordance with applicable statutes, and shall furnish a copy thereof to Landlord upon such recordation. If Tenant fails to do so, Landlord may execute and file the same on behalf of Tenant as Tenant's agent for such purpose, at Tenant's sole cost and expense.

EXHIBIT D
NOTICE OF LEASE TERM DATES

TO: _____ DATE: _____

Re: Lease dated _____ between _____, Landlord, and _____, Tenant, concerning Suite _____ located at _____ .

Gentlemen:

In accordance with the subject Lease, we wish to advise and/or confirm as follows:

1.   That the Premises have been accepted herewith by the Tenant as being substantially complete in accordance with the subject Lease, and that there is no deficiency in construction.

2.   That the Tenant has possession on the subject Premises and acknowledges that under the provisions of the subject Lease, the term of said Lease shall commence as of _____ for a term of _____ ending on _____ .

3.   That in accordance with the subject Lease, rental commenced to accrue on _____ .

4.   If the commencement date of the subject Lease is other than the first day of the month, the first billing will contain a pro rata adjustment. Each billing thereafter shall be for the full amount of the monthly installment as provided for in said Lease.

5.   Rent is due and payable in advance on the first day of each and every month during the term of said Lease. Your rent checks should be made payable to:

_____
At _____
_____

AGREED AND ACCEPTED

By _____   By _____

Print Name _____   Print Name _____

Its _____   Its _____

By _____   By _____

Print Name _____   Print Name _____

Its _____   Its _____

Date _____   Date _____

              (TENANT)   (LANDLORD)

EXHIBIT E
TENANT ESTOPPEL CERTIFICATE

The undersigned _____ **("Landlord"), with a mailing address c/o**
_____ and
_____ ("Tenant"), hereby certify to _____ a
_____ as follows:

1. Attached hereto is a true correct and complete copy of that certain lease dated _____, 2_____ between Landlord and Tenant (the "Lease"), which demises premises located at _____
_____ . The Lease is now in full force and effect and has not been amended, modified or supplemented, except as set forth in paragraph 4 below.

2. The term of the Lease commenced on _____, 2_____ .

3. The term on the Lease shall expire on _____, 2_____ .

4. The Lease has: (Initial one)
   ( ) not been amended, modified, supplemented, extended, renewed or assigned.
   ( ) been amended, modified, supplemented, extended, renewed or assigned by the following described agreements, copies of which are attached hereto:

   _____
   _____.

5.   Tenant has accepted and is now in possession of said premises.

6.   Tenant and Landlord acknowledge that the Lease will be assigned to _____ and that no modification, adjustment, revision or cancellation of the Lease or amendments thereto shall be effective unless written consent of _____ is obtained, and that until further notice, payments under the Lease may continue as heretofore.

7.   The amount of security deposits (if any) is $ _____ No other security deposits have been made.

8.   Tenant is paying the full lease rental, which has been paid in full as of the date hereof. No rent under the Lease has been paid for more than thirty (30) days in advance of its due date.

9.   All work required to be performed by Landlord under the Lease had been completed.

10.   There are no defaults on the part of the Landlord or Tenant under the Lease.

11.   Tenant has no defense as to its obligations under the Lease and claims no set-off to counterclaim against Landlord.

12.   Tenant has no right to any concession (rental or otherwise) or similar compensation in connection with renting the space it occupies, except as provided in the Lease.

All provisions of the Lease and the amendments thereto (if any) referred to above are hereby ratified.

The foregoing certification is made with the knowledge that _____ is about to fund a loan to Landlord, and that _____ is relying upon the representations herein made in funding such loan.

Dated: _____, 2_____ .

By_____   By_____

Print Name _____   Print Name _____

    Its _____   Its _____

By _____   By
_____

Print Name _____   Print Name _____

    Its _____   Its _____

         (TENANT)   (LANDLORD)

EXHIBIT F
RULES AND REGULATIONS

1. No sign, placard, picture, advertisement, name or notice shall be installed or displayed on any part of the outside or inside of the Building without the prior written consent of Landlord which shall not be unreasonably withheld. Landlord shall have the right to remove, at Tenant's expense and without notice, any sign installed or displayed in violation of this rule. All approved signs or lettering on doors, windows and walls shall be printed, painted, affixed or inscribed at the expense of tenant by a person chosen by Landlord, using materials of Landlord's choice and in a style and format approved by Landlord.

2. Tenant must use Landlord's blinds in all exterior and atrium window offices. No awning shall be permitted on any part of the premises. Tenant shall not place anything against or near glass partitions or doors or windows which may appear unsightly from outside the Premises.

3. Tenant shall not obstruct any sidewalks, halls, passages, exits, entrance, elevators, escalators or stairways of the Building. The halls, passages, exits, entrances, shopping malls, elevators, escalators and stairways are not for the general public, and Landlord shall in all cases retain the right to control and prevent access thereto of all persons whose presence in the judgment of Landlord would be prejudicial to the safety, character, reputation and interest of the Building and its tenants; provided that nothing herein contained shall be construed to prevent such access to persons with whom any tenant normally deals in the ordinary course of its business, unless such persons are engaged in illegal activities. No tenant and no employee or invitee of any tenant shall go upon the roof of the Building.

4. The directory of the Building will be provided exclusively for the display of the name and location of Tenants only, and Landlord reserves the right to exclude any other names therefrom.

5. All cleaning and janitorial services for the Building and the Premises shall be provided exclusively through Landlord, and except with the written consent of Landlord, no person or persons other than those approved by Landlord shall be employed by Tenant or permitted to enter the Building for the purpose of cleaning the same. Tenant shall not cause any unnecessary labor by carelessness or indifference to the good order and cleanliness of the Premises. Landlord shall not in any way be responsible to any Tenant for any loss of property on the Premises, however occurring, or for any damage to any Tenant's property by the janitor or any other employee or any other person.

6. Landlord will furnish Tenant, free of charge, with two (2) keys to each door lock, in the Premises. Landlord may make a reasonable charge for any additional keys. Tenant shall not make or have made additional keys, and Tenant shall not alter any lock or install a new additional lock or bolt on any door of its Premises. Tenant, upon the termination of its tenancy, shall deliver to Landlord the keys of all doors which have been furnished to Tenant, and in the event of loss of any keys so furnished, shall pay Landlord therefore.

   If Tenant requires telegraphic, telephonic, burglar alarm or similar services, it shall first obtain, and comply with, Landlord's instructions in their installation.

7. Any freight elevator shall be available for use by all tenants in the building, subject to such reasonable scheduling as Landlord in its discretion shall deem appropriate. No equipment, materials, furniture, packages, supplies, merchandise or other property will be received in the building or carried in the elevators except between such hours and in such elevators as may be designated by Landlord.

8. Tenant shall not place a load upon any floor of the Premises which exceeds the load per square foot which such floor was designed to carry and which is allowed by law. Landlord shall have the right to prescribe the weight, size, and position of all equipment, materials, furniture or other property brought into the building. Heavy objects, if such objects are considered necessary by Tenant, as determined by Landlord, shall stand on such platforms as determined by Landlord to be necessary to properly distribute the weight. Business machines and mechanical equipment belonging to Tenant, which cause noise or vibration that may be transmitted to the structure of the Building or to any space therein to such a degree as to be objectionable to Landlord or to any tenants in the building, shall be placed and maintained by Tenant at Tenant's expense on vibration eliminators or other devices sufficient to eliminate noise or vibration, the persons employed to move such equipment in or out of the Building must be acceptable to Landlord. Landlord will not be responsible for loss of, or damage to, any such equipment or other property from any cause, and all damage done to the Building by maintaining or moving such equipment or other property shall be repaired at the expense of tenant.

9. Tenant shall not use or keep in the Premises any kerosene, gasoline or inflammable or combustible fluid or material other than those limited quantities necessary for the operation or maintenance of office equipment. Tenant shall not use or permit to be used in the Premises any foul or noxious gas or substance, or permit or allow the Premises to be occupied or used in a manner offensive or objectionable to Landlord or other occupants of the Building by reason of noise, odors or vibrations, nor shall tenant bring into or keep in or about the Premises any birds or animals.

10. Tenant shall not use any method of heating or air conditioning other than that supplied by Landlord.

11. Tenant shall not waste electricity, water or air conditioning and agrees to cooperate fully with Landlord to assure the most effective operation of the Building's heating and air-conditioning and to comply with any governmental energy-saving rules, laws, or regulations of which Tenant has actual notice, and shall refrain from attempting to adjust controls other than room thermostats installed for Tenant's use. Tenant shall keep corridor doors closed and shall close window coverings at the end of each business day. Heat and air conditioning shall be provided during ordinary business hours of generally recognized business days, but not less than the hours of 8:00 a.m. to 6:00 p.m. on Monday through Friday (excluding in any event Saturdays, Sundays and legal holidays, it being understood that legal holidays shall mean and refer to those holidays of which Landlord provides Tenant with reasonable prior written notice which shall in any event include those holidays on which the New York Stock Exchange is closed).

12. Landlord reserves the right, exercisable without liability to Tenant, to change the name and street address if required by a governmental agency of the Building.

13. Landlord reserves the right to exclude from the building between the hours of 6:00 p.m. and 7:00 a.m. the following day, or such other hours as may be established from time to time by Landlord, and on Saturdays, Sundays and legal holidays, any person unless that person in known to the person or employee in charge of the building and has a pass or is properly identified. Tenant shall be responsible for all persons for whom it requests passes and shall be liable to Landlord for all acts of such persons. Landlord shall not be liable for damages for any error with regard to the admission to or exclusion from the building of any person. Landlord reserves the right to prevent access to the building in case of invasion, mob, riot, public excitement or other commotion by closing the doors or by other appropriate action.

14. Tenant shall close and lock the doors of its Premises and entirely shut off all water faucets or other water apparatus, and electricity, gas or air outlets before Tenant and its employees leave the premises. Tenant shall be responsible for any damage or injuries sustained by other tenants or occupants of the Building or by Landlord for noncompliance with this rule.

15. Intentionally omitted.

16. The toilet rooms, toilets, urinals, wash bowls and other apparatus shall not be used for any purpose other than that for which they were constructed and no foreign substance of any kind whatsoever shall be thrown therein. The expense of any breakage, stoppage or damage resulting from the violation of this rule shall be borne by the tenant who, or whose employees or invitees shall have caused it. Smoking is not permitted in the restrooms.

17. Tenant shall not sell, or permit the sale at retail, of newspapers, magazines, periodicals, theater tickets or any other goods or merchandise to the general public in or on the Premises. Tenant shall not make any room-to-room solicitation of business from other tenants in the Building. Tenant shall not use the Premises for any business or activity other than that specifically provided for in Tenant's Lease.

18. Tenant shall not install any radio or television antenna, loudspeaker or other device on the roof or exterior walls of the Building. Tenant shall not interfere with radio or television broadcasting or reception from or in the Building or elsewhere. Tenant shall not mark, drive nails, screw or drill into the partitions, woodwork or plaster or in any way deface the Premises or any part thereof, except to install normal wall hangings. Landlord reserves the right to direct electricians as to where and how telephone and telegraph wires are to be introduced to the Premises. Tenant shall not cut or bore holes for wires. Tenant shall not affix any floor covering to the floor or the Premises in any manner except as approved by Landlord. Tenant shall repair any damage resulting from noncompliance with this rule.

19. Intentionally omitted.

20. Canvassing, soliciting and distribution of handbills or any other written material, and peddling in the Building are prohibited, and each tenant shall cooperate to prevent same.

21. Landlord reserves the right to exclude or expel from the Building any person who, in Landlord's judgment is intoxicated or under the influence of liquor or drug; or who is in violation of any of the Rules and Regulations of the Building.

22. Tenant shall store all its trash and garbage within its Premises. Tenant shall not place in any trash box or receptacle any material which cannot be disposed of in the ordinary and customary manner of trash and garbage disposal. All garbage and refuse disposal shall be made in accordance with directions issued from time to time by Landlord.

23. The Premises shall not be used for the storage of merchandise held for sale to the general public, or for lodging or for manufacturing of any kind, nor shall the Premises be used for any improper, immoral or objectionable purpose. No cooking shall be done or permitted by any tenant on the Premises, except that use by Tenant of Underwriters' approved equipment for brewing coffee, tea, hot chocolate and similar beverages shall be permitted, and the use of a microwave shall be permitted, provided that such equipment and use is in accordance with all applicable federal, state, county and city laws, codes, ordinances, rules and regulations.

24. Tenant shall not use in any space or in the public halls of the Building any hand trucks except those equipped with rubber tires and side guards or such other material-handling equipment as Landlord may approve. Tenant shall not bring any other vehicles of any kind into the Building.

25. Without the written consent of Landlord, Tenant shall not use the name of the building in connection with or in promoting or advertising the business of tenant except as Tenant's address.

26. Tenant shall comply with all safety, fire protection and evacuation procedures and regulations established by Landlord or any governmental agency.

27. Tenant assumes any and all responsibility for protecting its Premises from theft, robbery, and pilferage, which includes keeping doors locked and other means of entry to the Premises closed.

28. The requirements of Tenant will be attended to only upon appropriate application to the office of the building by an authorized individual. Employees of Landlord shall not perform any work or do anything outside of their regular duties unless under special instructions from Landlord, and no employee of Landlord will admit any person (Tenant or otherwise) to any office without specific instructions from Landlord.

29. Tenant shall not park its vehicles in any parking areas designated by Landlord as areas for parking by visitors to the Building. Tenant shall not leave vehicles in the Building parking areas overnight nor park any vehicles in the Building parking areas other than automobiles, motorcycles, motor driven or non-motor drive bicycles or four-wheeled trucks. Landlord may, in its sole discretion, designate separate areas for bicycles and motorcycles.

30. Landlord may waive any one or more of these Rules and Regulations for the benefit of Tenant or any other tenant, but no such waiver by Landlord shall be construed as a waiver of such rules and regulations in favor of Tenant or any other tenant, nor prevent Landlord from thereafter enforcing any such Rules and Regulations against any or all of the tenants of the building.

31. These Rules and Regulations are in addition to, and shall not be construed to in any way modify or amend, in whole or in part, the terms, covenants, agreements and conditions of any lease of premises in the Building.

32. Landlord reserves the right to make such other and reasonable Rules and Regulations as, in its judgment, may from time to time be needed for safety and security, for care and cleanliness of the building and for the preservation of good order therein. Tenant agrees to abide by all such Rules and Regulations hereinabove stated and any additional rules and regulations which are adopted.

33. Tenant shall be responsible for the observance of all of the foregoing rules by Tenant's employees, agents, clients, customers, invitees and guests.

EXHIBIT G
RENTABLE SQUARE FEET

The term "Rentable Square Feet" as used in the Lease shall be determined as follows:

(a) As to each floor of the Building on which the entire space rentable to tenants is or will be leased to one tenant, Rentable Square Feet shall be the entire area bounded by the inside surface of the exterior glass walls (or the inside surface of the permanent exterior wall where there is no glass) on such floor, including all areas used for elevator lobbies, corridors, special stairways, special elevators, restrooms, mechanical rooms, electrical rooms, and telephone closets, without deduction for columns and other structural portions of the Building or vertical penetrations that are included for the special use of Tenant, but excluding the area contained within the interior walls of the Building stairs, fire towers, vertical ducts, elevator shafts, flues, vents, stacks and pipe shafts.

(b) As to each floor of the building on which space is or will be leased to more than one tenant, Rentable Square Feet attributable to each such lease shall be the total of (i) the entire area included within the Premises covered by such lease, being the area bounded by the inside surface of any exterior glass walls (or the inside surface of the Building bounding such Premises, the exterior of all walls separating such Premises from any public corridors or other public areas on such floor, and the centerline of all walls separating such Premises from other areas leased or to be leased to other tenants on such floor, and (ii) a pro rata portion of the area covered by the elevator lobbies, corridors, restrooms, mechanical rooms, electrical rooms and telephone closets situated on such floor.

(c) For purposes of establishing the initial Tenant's Percentage, Operating Expenses Allowance and Annual Basic Rent as shown in Paragraph 1 of the Lease, the Rentable Square Feet of the Premises is deemed to be as set forth in subparagraph l(h) of the Lease, and rentable Square Feet of the Building is deemed to be 77,874 Square Feet.

36

EXHIBIT H
PARKING POLICY

GARAGE PARKING

The Garage Parking is available to the tenants of the building on a non-reserved monthly basis. An individual coded card is needed to enter and exit the garage. An entrance gate and card reader will record all entries into the garage.

Any vehicle parked in tandem and/or stacking spaces in the garage must remain locked with keys given to the parking attendant.

An initial parking fee of $60.00 per month will be charged per vehicle to park in the garage. Landlord reserves the right to make periodic adjustments to the parking fee rates. Number of vehicles: Six (6).

OUTSIDE PLAZA PARKING

A uniformed attendant will monitor the outside plaza parking area from 8:30 a.m. to 4:30 p.m. Monday through Friday. An attendant's booth will be located in the parking area west of the entrance to the garage.

The outside plaza parking area is available to visitors of tenants of the building. All visitors will receive a time-punched ticket manually issued by the attendant. On exiting, they would pay the attendant for time of use. Tickets may be validated by tenants. An initial rate of $1.00 per one-half hour or fraction thereof, to $7.00 maximum per day will be charged during 8:00 a.m. to 6:00 p.m. Monday through Friday. Tenants may purchase validations in books of 100 stamps at an initial price of $100.00. The tenants shall validate their visitor's parking ticket by placing the necessary stamps on it. Each stamp is good for one-half hour of free parking. Landlord reserves the right to make periodic adjustments to the parking fee rates.

During the hours of 11:30 a.m. to 2:30 p.m. Monday through Friday, the parking attendant and valet parkers will be employed to handle all vehicles that cannot be self-parked into a parking space. Vehicles will first be stacked in the outside plaza parking area and then the garage if necessary. As space becomes available, stacked vehicles will be brought as close as possible to the exit area. The number of hours requiring valet parkers is subject to change depending upon the needs and requirements of the tenants.

Tenant shall have the use of outside parking on a non-reserved basis at no charge throughout the term of the Lease. Number of vehicles: five (5).

EXHIBIT I
AMERICANS WITH DISABILITIES ACT

Tenant, at Tenant's sole cost and expense, whether in connection with construction of tenant improvements, alterations or otherwise, shall comply with, and cause the demised premises to be at all times in compliance with, all laws, orders and regulations of federal, state, county and municipal authorities relating to the demised premises or the condition, use or occupancy thereof, including without limitation, the Americans with Disabilities Act of 1990 (42 U.S.C. SS 12101 et seq.), as the same may be amended from time to time (the "ADA"), throughout the entire term of this Lease and to the perfect exoneration from liability of Landlord. Landlord's approval of plans, specifications and working drawings fro Tenant's improvements or alterations shall create no responsibility on the part of Landlord for their compliance with the ADA or other laws, orders and regulations of federal, state, county and municipal authorities (collectively, "Laws"). Additionally, if Tenant undertakes any construction or alterations of any portion of the demised premises, and as a result thereof any other portion of the Property is required to be brought into compliance with the ADA, Tenant shall bear the cost of such compliance. Landlord represents and warrants that, to the best of its knowledge, the Building is currently in compliance with Laws.

EXHIBIT J
HAZARDOUS MATERIALS

1. Tenant shall not cause or permit any Hazardous Materials (as defined below) to be brought upon, release, present, used, generated, stored, discharged, spilled, refined, handled, treated, removed, produced, manufactured or disposed of (collectively, a "Release") on, in, under or about the Premises, the Common Areas or any other portion of the project, without prior written consent of Landlord, which consent may be given or withheld in landlord's sole and absolute discretion. Notwithstanding the foregoing, Tenant may use and store in the Premises reasonable quantities of health care, customary office, cleaning and maintenance supplies, provided such supplies are used in the ordinary course of Tenant's business, and such use and storage is in compliance with all Environmental Laws (as defined below). Without limiting the foregoing, Tenant shall comply with all Environmental Laws, and shall notify Landlord in writing as soon as Tenant becomes aware of any condition which may be a violation of any Environmental Law.

2. Tenant shall indemnify Landlord and hold Landlord harmless from and against, and reimburse Landlord for, any and all actual out-of-pocket costs (including, without limitation, reasonable attorney's fees), expenses, fines, penalties, losses, claims, liabilities, damages (including foreseeable and unforeseeable consequential damages), injunctive relief, administrative or judicial proceedings or orders, judgments, remedial action requirements, enforcement actions, or injuries to person, property or natural resources, incurred by or asserted against Landlord out of or resulting from, directly or indirectly, in whole or in part, the actual or alleged or suspected Release of any Hazardous Materials at, on, from, under or within the Premises or in connection with the transportation of Hazardous Materials to, from or through the Premises by Tenant or Tenant's agents, contractors, representatives, or invitees.

3. Landlord represents and warrants, to the best of its knowledge, to Tenant that the Building is currently in compliance with Environmental Laws and the Premises does not contain any Hazardous Materials.

As used herein, the term "Environmental Laws" shall include all federal, state and local laws, ordinances and regulations pertaining to health, industrial hygiene, waste disposal, the environment, or Hazardous Materials, including, without limitation: the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendment and Reauthorization Act of 1986, the Federal Resource Conservation and Recovery Act of 1976, as amended, the Federal Clean Air Act, the Federal Water Pollution Control Act and Federal Clean Water Act of 1977, as amended, the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Pesticide Act of 1978, the Federal Toxic Substances Control Act, the Federal Safe Drinking Water Act, the Federal Hazardous Materials Transportation Act, the Federal Occupational Safety Act, and all state and local environmental health or safety statutes, and all ordinances and regulations adopted and pursuant to such laws.

As used herein, the term "Hazardous Materials" shall include oil and petroleum products, asbestos, polychlorinated biphenyls and urea formaldehyde and any other materials that have been or may be listed or classified as hazardous or toxic under any Environmental Law including, without limitation, any materials defined as "Hazardous Substance", "Hazardous Materials", "Toxic Substances", "Hazardous Waste" or "Solid Waste" thereunder, or any materials not specifically so classified or defined, but which constitute a material which may give rise to a requirement under any Environmental Law that notice be given to any party regarding its presence or that removal, clean up, or other remedial action, including investigatory actions, be taken with respect to its presence.

EXHIBIT K
TELECOMMUNICATIONS

Effective August 8, 1993, a change in telecommunications took place throughout California. This change in cable responsibility (referred to as "Demarcation") has been mandated by the California Public Utilities Commission as part of the telephone deregulation process.

Telecommunications. As used in this Lease, intra-building networking telecommunication cable ("INTC") means all telecommunication cable and risers in the Building between (i) the "minimum point of entry" and (ii) the terminals on the floors on which the Leased Premises are located. As used in this Lease, inside wire ("IW") means all telecommunications cable between (x) the terminals on the floors on which the Leased Premises are located and (y) the Leased Premises, including all telecommunication cable within the Leased Premises.

(a) *Installation, Maintenance and Repair of INTC.* Prior to installation and/or hookup of any INTC, Tenant shall obtain Landlord's consent. To ensure continuous service and uniform maintenance of the INTC, and the status and security of the INTC of other tenants of the Building, any and all INTC installation, maintenance or repairs shall be performed by Landlord's designated contractor with Landlord's prior aproval. Tenant shall directly contact Landlord's designated contractor for all INTC services and shall arrange to be billed directly by Landlord's designated contractor for all INTC services. Landlord or Landlord's designated contractor, shall specify which existing INTC lines are designated for Leased Premises and Tenant shall use only those INTC lines so designated and those additional lines specifically installed for Tenant with Landlord's consent. Tenant shall, at Tenant's sole cost and expense, arrange for the installation of the INTC for telecommunications service to the Leased Premises, and the maintenance and repair of such INTC and associated jacks used by Tenant, and every part thereof, to keep, maintain and preserve the INTC and associated jacks in a condition meeting industry standards.

(b) Installation, Maintenance and Repair of IW. Tenant shall have the right, at Tenant's sole cost and expense, using a contractor selected by Tenant, to install, maintain and repair all IW and associated jacks used by Tenant.

(c) *No Interference.* All work performed by or on behalf of Tenant, and the installation maintenance and repair thereof on the INTC and IW shall be scheduled at times reasonably designated by Landlord, and subject to such reasonable procedures, rules and regulations as Landlord shall establish. Tenant's telecommunications service shall not interfere with any other tenant or any other telecommunications services in the Building in any manner.

(d) *Assumption of Risk and Waiver.* Tenant hereby assumes all risks and waives all claims all claims against Landlord relating to Tenant's INTC and IW installation, maintenance, repair and service. There shall be no abatement of rent and no liability of Landlord by reason of any injury to or interference with Tenant's business arising from the making of any repairs, alterations, installations or improvements to the INTC or IW, or from any failure of the INTC or IW. Tenant waives any right to make repairs at Landlord's expense under any law, statute or ordinance now or hereafter in effect.

(e) *Computer Lines, Wire or Cabling.* Tenant shall be solely responsible for the installation of Tenant's computer lines, wires and cabling. Prior to such installation, Tenant shall remove any and all existing computer lines, wire or cabling in the Premises. Such installation shall comply with all governmental regulations.

EXHIBIT L
OPTION

1. Option. Provided (a) that during each leasehold year of the original lease term, at least ten (10) out of twelve (12) rental payments have been received from Tenant no later than ten (10) days after the due date thereof; (b) that Tenant has not been in default of this Lease during the original term hereof, whether or not said defaults have been cured; and (c) that Tenant is not in default of any of the provisions contained in this Lease at the time tenant exercises this option; Tenant is hereby granted one option to extend the term of this Lease for a period of five (5) years after the expiration of the initial lease term. The option shall be upon all the terms and conditions provided for in this Lease with the exception that: (i) the minimum rent at the commencement of the option period will be adjusted to comparable Class A office buildings' market rent in downtown Walnut Creek, California, at that time for comparable use and first floor location; and (ii) rate adjustments and parking charges, if any, will be adjusted during the term the option is exercised. Rate adjustments shall in no event be lower than rent being paid by Tenant immediately before said adjustment in option period. The option must be exercised, if at all, by Tenant giving written notice of the exercise of said option to Landlord not less than nine (9) months, and no more than one (1) year in advance of the expiration of the original lease term.

2. Determination of Fair Market Rental by Negotiation. After Tenant delivers the Option Notice to Landlord, Landlord and Tenant shall promptly commence negotiations to determine the Fair Market Rental. If Landlord and Tenant agree on the Fair Market Rental for the Extended Term, they shall immediately execute an amendment to this Lease stating the monthly rent for the Extended Term.

3. Determination by Appraisal. If Landlord and Tenant are unable to reach agreement on the Fair Market Rental within thirty (30) days after delivery of the Option Notice to Landlord, then within twenty (20) days after the expiration of this 30-day negotiating period, each party, at its own cost and by giving notice to the other party, shall appoint an MAI certified appraiser (the "Appraiser") with at least five (5) years commercial appraisal experience in Contra Costa County. Each Appraiser shall prepare an appraisal of the Fair Market Rental for the Extended Term in accordance with the criteria set forth in the second paragraph of this Exhibit. If the higher of these appraisals is not more than one hundred five percent (105%) of the lower appraisal, then the Fair Market Rental shall be the average of the two appraisals, and the parties shall immediately after receiving both appraisals execute an amendment to this Lease stating the monthly rent for the Extended Term. If the higher appraisal is more than one hundred five percent (105%) of the lower, then the two appraisers shall appoint a third similarly qualified Appraiser. The third Appraiser shall select one of the two appraisals submitted by the first two Appraisers, which appraisal shall be the one that is closer to the Fair Market Rental as determined by the third Appraiser. The appraisal so selected shall be the Fair Market Rental. The third Appraiser shall render a decision within thirty (30) days of his or her appointment. The decision of the third Appraiser on the issue of Fair Market Rental shall be final and binding on Landlord and Tenant, and the parties shall immediately after receiving the decision of the third Appraiser, execute an amendment to this Lease stating the monthly rent for the Extended Term. Landlord and Tenant shall share the cost of the third Appraiser equally.